    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1998

                                           REGISTRATION STATEMENT NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                       BORON, LEPORE & ASSOCIATES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
         DELAWARE                    7389                    22-2365997
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)            ----------------

                             17-17 ROUTE 208 NORTH
                          FAIR LAWN, NEW JERSEY 07410
                                (201) 791-7272
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               ----------------

                               PATRICK G. LEPORE
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                       BORON, LEPORE & ASSOCIATES, INC.
                             17-17 ROUTE 208 NORTH
                          FAIR LAWN, NEW JERSEY 07410
                                (201) 791-7272
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
  JOHN R. LECLAIRE, P.C.      JAMES LEPORE, ESQ.        JAMES M. DUBIN, ESQ.
   JOHN B. STEELE, ESQ.       LEPORE, ZIMMERER,         CARL L. REISNER, ESQ.
 GOODWIN, PROCTER & HOAR       LEPORE & LUIZZI        PAUL, WEISS, RIFKIND,
           LLP                1593 ROUTE 88 WEST         WHARTON & GARRISON
      EXCHANGE PLACE        BRICK, NEW JERSEY 08724      1285 AVENUE OF THE
  BOSTON, MASSACHUSETTS         (908) 840-0550                AMERICAS
        02109-2881                                    NEW YORK, NEW YORK 10019
      (617) 570-1000                                       (212) 373-3000
                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                             PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM        MAXIMUM      AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE   AGGREGATE    REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)  OFFERING PRICE     FEE
------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................  4,485,000 shares     $29.50      $132,307,500    $39,031

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 585,000 shares of Common Stock which the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Based upon the average of the high and low sale prices reported on the Nasdaq National Market on April 22, 1998, and estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 27, 1998

PROSPECTUS

                           [BLP LOGO APPEARS HERE]

                                3,900,000 SHARES
                        BORON, LEPORE & ASSOCIATES, INC.
                                  COMMON STOCK

                                  -----------

  Of the 3,900,000 shares of common stock offered hereby, 1,500,000 shares are being sold by the Company and 2,400,000 shares are being sold by the Selling Stockholders. The Common Stock is quoted on the Nasdaq National Market under the symbol "BLPG." On April , 1998, the last reported sale price of the Common
Stock was $    per share.

                                  -----------

    THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" COMMENCING ON PAGE 6.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED UPON THE
 ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS.  ANY     REPRESENTATION  TO  THE
  CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                 PROCEEDS TO
                            PRICE TO UNDERWRITING PROCEEDS TO    THE SELLING
                             PUBLIC  DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS(1)(2)
--------------------------------------------------------------------------------
Per Share.................    $          $            $              $
--------------------------------------------------------------------------------
Total(3)..................   $          $           $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company estimated at $    .
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 585,000 additional shares of Common Stock solely to cover over-allotments, if any. If the option is exercised in full, the Company will sell 2,085,000 shares of Common Stock and the total Price to Public,
    Underwriting Discount and Proceeds to the Company will be $   , $    and
    $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if accepted by the Underwriters and subject to conditions including their right to reject orders in whole or in part. It is expected that delivery of the shares will be made at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167, on or about
 , 1998.

                                  -----------

 BEAR, STEARNS & CO. INC.                  DAIN RAUSCHER WESSELS
                                  A DIVISION OF DAIN RAUSCHER INCORPORATED

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                 SALOMON SMITH BARNEY

                                  -----------

                   The date of this Prospectus is      , 1998

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. A copy of the Registration Statement as well as such reports, proxy statements and other information may be inspected without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol BLPG. Reports, proxy statements and other information about the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006.

  The Company will furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                                ---------------
  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER ALLOTMENTS, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                                ---------------
  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the risk factors and other information contained in this Prospectus, before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of the federal securities laws. Discussions containing such forward-looking statements may be found in the material set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the Prospectus generally. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, dependence on the pharmaceutical industry, customer concentration, reliance on new services for continued growth, ability to manage growth, multiple risks associated with potential acquisitions, variation in quarterly operating results and volatility of the stock price, extensive regulation of the healthcare industry, pending litigation, reliance on certain personnel, need for additional financing, competition and effective control by principal stockholders.

                                ---------------
  "BLP" and the Company's logo are trademarks of the Company and are used throughout this document as such. All other trademarks and tradenames referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. All references herein to industry financial and statistical information are based on trade articles and industry reports that the Company believes to be reliable, although there can be no assurance to that effect.

                                  THE COMPANY

  Boron, LePore & Associates, Inc. ("BLP" or the "Company") provides outsourced promotional, marketing, educational and field sales force logistics services to the pharmaceutical industry. The Company has become a leading provider of peer-to-peer meetings, which typically involve gatherings of 10 to 12 physicians meeting under the chairmanship of a Company moderator to discuss a new drug or new indication for a familiar drug. BLP recently expanded the range of its services. Newer service offerings include coordination of other types of meetings such as symposia, continuing education conferences and video satellite conferences; product marketing services; teleservices such as teledetailing, telemarketing, sales support and fulfillment; contract sales services; and field sales force logistics services.

  BLP has enjoyed long-standing customer relationships with many of the world's largest pharmaceutical companies and has served a number of these customers for more than a decade. BLP emphasizes proactive and cooperative relationships with the product managers and senior executives of its customers, working in concert with them to implement marketing strategies that utilize the Company's array of service alternatives.

  The Company believes that pharmaceutical companies increasingly have sought to outsource functions such as research and development and marketing in response to cost pressures. By outsourcing marketing services, a pharmaceutical company shifts fixed costs to variable costs and obtains the services of professionals who specialize in reaching targeted audiences. Based on data from Scott-Levin, a healthcare marketing information company, pharmaceutical companies spent approximately $1 billion in 1997 on promotional meetings and events, including peer-to-peer meetings, symposia, third party events and teleconferences.

  BLP's growth strategy emphasizes: (i) offering a broad array of promotional, marketing, educational and other services that are responsive to its customers' varied outsourced marketing needs; (ii) increasing the volume and scope of services provided to its existing customers by increasing the number of meetings and conferences conducted for them and providing additional services such as product marketing, teleservices, contract sales, and field sales force logistics services; (iii) expanding BLP's customer base to include new customers such as smaller pharmaceutical companies, foreign pharmaceutical companies, managed care companies, drug wholesalers, biotechnology companies and medical device manufacturers; (iv) targeting new audiences, such as consumers, pharmacists, formulary managers and hospital groups, with existing and new promotional, marketing and educational techniques and technologies; and
(v) pursuing strategic acquisitions as a means of expanding its business. The Company pursues its growth strategy by emphasizing its long-standing customer relationships and relative size in a fragmented market to obtain and expand customer relationships. BLP uses its traditional peer-to-peer business as a platform to expand, develop and promote other types of services such as product marketing, teleservices, contract sales and field sales force logistics services. BLP believes that its long-standing customer relationships, pharmaceutical marketing expertise, highly trained employee moderators and customer service representatives, teleservice center and its ability to provide integrated solutions for pharmaceutical companies' marketing needs provide it with strategic business advantages.

                              RECENT DEVELOPMENTS

  Since the completion of BLP's initial public offering of Common Stock in September 1997 (the "IPO"), the Company has (i) established a field sales force logistics organization and entered into its first contract to provide field sales force logistics services; (ii) entered into a second contract to provide contract sales services; (iii) acquired Strategic Implications International, Inc., a privately held continuing medical education company; (iv) established a sales office in Chicago, Illinois; (v) continued to expand its teleservice center in Norfolk, Virginia including adding an additional 200 operational terminals; and (vi) continued to expand its infrastructure, including hiring approximately 60 new employees.

  The Company was incorporated under the laws of Delaware on November 22, 1996. The Company's predecessor was incorporated under the laws of New Jersey in 1981. The Company's principal executive offices are located at 17-17 Route 208 North, Fair Lawn, New Jersey 07410, and its telephone number is (201) 791-7272.

                                  THE OFFERING

Common Stock offered by the
 Company......................  1,500,000 shares
Common Stock offered by the
 Selling Stockholders.........  2,400,000 shares
Common Stock to be outstanding
 after the offering...........  12,387,413 shares(1)
Use of proceeds...............  For working capital and general corporate purposes, including potential acquisitions. See
                                "Use of Proceeds."
Nasdaq National Market sym-
 bol..........................  BLPG

--------
(1) Based upon the number of shares outstanding as of April 15, 1998. Excludes
    (i) 929,893 shares issuable upon the exercise of options outstanding as of April 15, 1998; (ii) 854,739 additional shares of Common Stock currently available for future grants under the Company's 1996 Stock Option and Incentive Plan, as amended (the "1996 Stock Plan") (subject to adjustment as provided in the 1996 Stock Plan) and (iii) an additional 1,000,000 shares of Common Stock issuable pursuant to an amendment to the 1996 Stock
    Plan), which amendment was approved by the Board of Directors on April 25, 1998 and will be voted on by the stockholders of the Company at the Company's 1998 Annual Meeting of Stockholders. See "Management--Employee Stock and Other Benefit Plans--1996 Stock Option and Incentive Plan."

  Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to reflect (i) a two-for-three reverse stock split of the Common Stock effected in September 1997 and (ii) the conversion of all outstanding shares of non-voting Class A Common Stock and Convertible Participating Preferred Stock into shares of Common Stock upon completion of the Company's initial public offering. Unless the context otherwise requires, all references to "BLP" or the "Company" mean Boron, LePore & Associates, Inc. and its predecessor.

                               THE TA TRANSACTION

  In December 1996, the Company completed a series of transactions involving TA Associates, Inc., a private equity firm based in Boston, Massachusetts, and senior officers of the Company (the "TA Transaction"). In connection with the TA Transaction, investors principally including investment funds associated with TA Associates, Inc. (collectively, the "TA Investors") invested $12.5 million to acquire 7,000,000 shares of Convertible Participating Preferred Stock of the Company, and the Company incurred $21.0 million of indebtedness under a senior secured credit facility from a bank (the "Credit Facility"). The Company in turn used the proceeds from these financing transactions principally to redeem common stock from, and to pay bonuses to, senior officers of the Company. Upon completion of the IPO, the Convertible Participating Preferred Stock converted into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock, and the Redeemable Preferred Stock was redeemed for $10.8 million using a portion of the net proceeds from the IPO. See "Certain Transactions."

                             SUMMARY FINANCIAL DATA

                                              YEARS ENDED DECEMBER 31,
                                      -----------------------------------------
                                       1993    1994    1995     1996     1997
                                      ------- ------- ------- --------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................  $19,339 $20,580 $21,775 $ 40,219  $72,907
Cost of sales.......................   13,820  12,378  12,788   26,004   51,580
                                      ------- ------- ------- --------  -------
  Gross profit......................    5,519   8,202   8,987   14,215   21,327
Selling, general and administrative
 expenses...........................    5,319   6,536   6,341 19,995(1)  12,444
                                      ------- ------- ------- --------  -------
  Operating income (loss)...........      200   1,666   2,646   (5,780)   8,883
Interest expense, net...............       49      43      86      255    1,071
Nonrecurring loss on forgiveness of
 related party loan.................      --      --      --     1,076      --
                                      ------- ------- ------- --------  -------
  Income (loss) before provision for
   income taxes.....................      151   1,623   2,560   (7,111)   7,812
Provision for income taxes(2).......      --       25      51      --     1,700
                                      ------- ------- ------- --------  -------
  Net income (loss).................  $   151 $ 1,598 $ 2,509 $ (7,111) $ 6,112
                                      ======= ======= ======= ========  =======
Net income (loss) per common share--
 basic..............................  $  0.02 $  0.19 $  0.29 $  (1.18) $  1.07
                                      ======= ======= ======= ========  =======
Weighted average common shares out-
 standing--basic....................    8,602   8,602   8,602    6,028    4,947
                                      ======= ======= ======= ========  =======
Net income (loss) per common share--
 diluted............................  $  0.02 $  0.19 $  0.29 $  (1.18) $  0.72
                                      ======= ======= ======= ========  =======
Weighted average common shares out-
 standing diluted...................    8,602   8,602   8,602    6,028    8,507
                                      ======= ======= ======= ========  =======

                                                               DECEMBER 31,
                                                          ----------------------
                                                           1997   AS ADJUSTED(3)
                                                          ------- --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................ $24,016    $66,041
Working capital..........................................  29,804     71,830
Total assets.............................................  51,056     93,081
Long-term debt, less current maturities..................     --         --
Total stockholders' equity...............................  32,843     74,868

--------
(1) Includes $10.0 million for special officer bonuses, including $7.5 million as part of the TA Transaction and $0.6 million for fees related to the TA Transaction.
(2) The Company elected to be taxed under Subchapter S of the Code until December 4, 1996, and accordingly the provision for income taxes for all periods ending on or prior to such date reflects only state business tax expense, if any.
(3) Gives effect to the completion of this offering at an assumed offering price of $30.00 per share and the receipt and application of the estimated net proceeds from this offering, as if such transactions had been completed on December 31, 1997. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Discussions containing such forward-looking statements may be found in the material set forth below and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the Prospectus generally. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth below and the matters set forth in this Prospectus generally.

DEPENDENCE ON THE PHARMACEUTICAL INDUSTRY

  Substantially all of the Company's revenues to date have resulted from promotional and marketing services provided to pharmaceutical companies. The Company could be materially and adversely affected by adverse developments in the pharmaceutical industry generally or any reduction in expenditures for, or future outsourcing of, promotional and marketing activities by pharmaceutical companies. Promotional and marketing expenditures by pharmaceutical companies could be negatively impacted by, among other things, governmental reform or private market initiatives intended to reduce the cost of pharmaceutical products or by governmental, medical association or pharmaceutical industry initiatives designed to regulate the manner in which pharmaceutical companies promote their products.

  Healthcare reform measures have been considered by Congress and other federal and state bodies during recent years. The intent of the proposals generally has been to reduce the growth of total healthcare expenditures and expand healthcare coverage for the uninsured. Although comprehensive healthcare reform has been considered, only limited proposals focusing on the delivery of healthcare services have been enacted. Comprehensive healthcare reform may be considered again and efforts to enact limited reform bills are likely to continue. Implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical companies, which could decrease the business opportunities available to BLP. The Company is unable to predict the likelihood of such legislation or similar legislation being enacted into law or the effects that any such legislation would have on BLP.

  In addition to government healthcare reform initiatives, a number of private market initiatives to contain healthcare costs, particularly pharmaceutical costs, have been implemented. For instance, certain large managed healthcare providers have acted to contain such costs and have adopted the use of formularies (lists of preferred drugs), thereby creating pressure on pharmaceutical companies to contain costs, including promotional and marketing expenditures. Governmental or private initiatives to further contain pharmaceutical pricing or to regulate the sponsorship of promotional meetings by the pharmaceutical industry could have a material adverse effect on BLP.

CUSTOMER CONCENTRATION

  BLP's revenues and profitability are highly dependent on its relationships with several large pharmaceutical companies. The Company's five largest customers accounted for approximately 84% of its revenues in 1997, 83% of its revenues in 1996 and approximately 90% of its revenues in 1995. In 1997, two customers each accounted for 10% or more of the Company's revenues, in 1996, three customers each accounted for 10% or more of the Company's revenues and in 1995 (after giving effect to subsequent pharmaceutical company mergers) four customers each accounted for 10% or more of the Company's revenues. One customer accounted for 49%, 44% and 45% of revenues for the years 1997, 1996 and 1995, respectively. BLP is likely to continue to experience a high degree of concentration of business with its larger customers, especially given the concentrated nature of the pharmaceutical industry. The loss or significant reduction of business from any significant customer could have a material adverse effect on the Company.

RELIANCE ON NEW SERVICES FOR CONTINUED GROWTH

  Historically, the production of peer-to-peer meetings has generated a substantial portion of BLP's revenues and profits. Although revenues from the Company's peer-to-peer meetings business grew approximately 35% from 1996 to 1997, the Company does not anticipate that future growth of revenues from this business, if any, will continue at such an accelerated rate. BLP believes that future growth of its peer-to-peer meetings business may require future growth of overall promotional spending by its pharmaceutical industry customers and the addition of new customers. The growth of the peer-to-peer meetings business may be limited as a result of BLP's high level of business with certain customers and the fact that it generally does not produce peer-to-peer meetings for competing products without customer consent. Any decline in the Company's peer-to-peer meetings business or any reduction in its growth rate could have a material adverse effect on the Company. BLP believes that future growth of its business will depend upon its success in diversifying its promotional, marketing, educational and field sales force logistics service offerings. In 1996, the Company introduced the service of producing symposia, which accounted for revenues of $1.5 million, or 3.8% of the Company's revenues, in 1996 and $20.7 million, or 28.3% of the Company's revenues, in 1997. In addition, the Company introduced other services such as product marketing and teleservices in 1996 and contract sales and field sales force logistics in 1997. Such services accounted for approximately 7.0% of total revenues in 1997 and approximately % of total revenues in the first quarter of 1998. There can be no assurance that BLP will establish a significant or lasting presence in the markets for these services, and the failure to achieve success in these new markets would adversely affect the Company's future growth.

  Certain of the Company's new service offerings are subject to a number of the same risks as well as additional risks not present in its traditional peer-to-peer meetings business. Pharmaceutical company sponsored symposia have been subject to past scrutiny which had an adverse effect on the market for symposia services. Physician attendance currently is subject to a number of industry and professional association guidelines designed to prevent conflicts of interest. In the event of changes in law, regulatory policy or applicable industry or professional association guidelines or negative publicity concerning symposia sponsored by the pharmaceutical industry, customers may choose to alter their guidelines in ways that would make symposia and related consultancies less attractive to physicians and pharmaceutical companies. In addition, restrictions on such meetings could be imposed by governmental agencies, industry or professional associations or the pharmaceutical companies themselves. Finally, any of the Company's customers could be found to be in non-compliance with relevant law, policy or guidelines in their handling of symposia. There can be no assurance that BLP will be successful in expanding its symposia business. The Company's product marketing services involve obtaining rights to market a pharmaceutical product for an agreed upon period. The Company generally will bear most of the promotional expenses in return for the opportunity to share incremental revenue achieved above a specified benchmark or benchmarks. There can be no assurance that the Company will be successful in introducing product marketing services or in selecting products to market, or that its promotional activities will generate the agreed upon levels of sales. BLP's teleservice center is subject to a variety of risks, including competition, technological obsolescence, technical malfunction, destruction from fire or other disasters and the likely need for ongoing capital investments to maintain and enhance its infrastructure and computer systems. There can be no assurance that BLP will be successful in expanding its range of teleservice offerings. The Company's contract sales services are subject to a variety of risks, including the necessity of obtaining projects for its sales force and attracting qualified sales representatives, and there can be no assurance that BLP will establish a significant or lasting presence in the contract sales market. The Company's new field sales force logistics services are subject to a variety of risks, including the necessity of obtaining contracts to provide services and the risk that the Company's customers will not be satisfied with the Company's services, subjecting the contracts to termination or non-renewal. Under the Company's only field sales force logistics contract, the Company has agreed to perform certain services for a fixed price, and accordingly, will realize all the benefit of or detriment occasioned by decreased or increased costs of performing these services. There can be no assurance that a market for field sales force logistics services will develop or that BLP will establish a significant or lasting presence in such market. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF GROWTH

  The Company recently has experienced a period of rapid growth. This growth has placed, and will continue to place, strains on the Company's management, operations and systems. In order to manage its growth, BLP must continue to improve its operating and administrative systems and to attract, hire and train qualified management and operating personnel. The Company is implementing a new management information system and plans to make additional investments in capital equipment to support its growth. No assurance can be given that these systems will be successfully implemented. Failure to implement these systems or generally to manage growth effectively could have a material adverse effect on BLP.

LEGAL PROCEEDINGS

  Thomas S. Boron, a former stockholder and officer of the Company, filed a complaint against the Company and certain senior officers and former officers of the Company, alleging, among other matters, securities and common law fraud and breach of contract in connection with the settlement of contractual arrangements with Thomas S. Boron in December 1996. See "Certain Transactions." The damages sought by Thomas S. Boron are not stated in the complaint. The Company's By-laws provide for mandatory indemnification of the Company's officers and former officers to the fullest extent authorized by the Delaware General Corporation Law against all expenses incurred in proceedings in which an officer or former officer is involved as a result of serving or having served as an officer, director or employee of the Company. The Company believes the allegations of Thomas S. Boron are without merit and intends to contest them vigorously. The Company believes that the matter may involve significant litigation-related expenses but that it will not have a material adverse effect on its financial condition or results of operations; there can be no assurance, however, that this will be the case. In addition, the Company, from time to time, is involved in legal proceedings incurred in the normal course of business. The Company believes none of these proceedings will have a material adverse effect on the financial condition or liquidity of the Company. See "Business--Legal Proceedings."

ACQUISITION RISKS

  In March 1998, BLP acquired a continuing medical education business and in January 1998, acquired a sales office in Chicago, Illinois. The Company's growth strategy contemplates pursuit of additional acquisitions in complementary and existing business areas as a means of supporting and diversifying its service offerings. Identifying appropriate acquisition candidates and negotiating and consummating acquisitions can be a lengthy and costly process. There can be no assurance that suitable acquisition candidates will be identified or that acquisitions will be consummated on terms favorable to the Company, on a timely basis or at all. Acquisitions involve numerous risks, including difficulties in integrating the operations and services of an acquired company, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and services, the diversion of management's attention from other business concerns, the risk that acquired businesses may be subject to unforeseen liabilities and the potential loss of key employees of the acquired company. Acquisitions of foreign companies involve additional risks such as the additional difficulties inherent in complying with differing regulatory systems, assimilating differences in foreign cultures and business practices, and overcoming language barriers. In the event the closing of a planned acquisition fails to occur or is delayed, or in the event unforeseen costs or other difficulties arise following an acquisition, BLP's quarterly financial results may be lower than securities analysts' expectations, which would likely cause a decline, perhaps substantial, in BLP's stock price.

VARIATION IN QUARTERLY OPERATING RESULTS; POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly results can vary as a result of a number of factors, including timing of peer-to-peer projects and symposia, expenditure patterns of the Company's customers, delays or costs associated with acquisitions, commencement, completion or cancellation of significant contracts, announcements by the Company, competitors or customers, government or private market regulatory initiatives, relative profit margins of the services provided to customers, conditions in the healthcare industry generally, conditions in the markets for outsourced promotional, marketing, educational and field sales force logistics services more specifically, or other events or factors, many of which are beyond the Company's control. BLP may not be able to foresee many of these factors and therefore may not be able to anticipate such quarterly fluctuations. Variations in quarterly operating results could result in reported quarterly results that are below the expectations of securities analysts, which would likely cause a decline, perhaps substantial, in the Company's stock price. In addition, the stock market recently has experienced extreme price and volume fluctuations which particularly have affected the market prices of many stocks on the Nasdaq Stock Market, and which have often been unrelated to the operating performance of such companies. BLP believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATION

  The healthcare industry is subject to extensive regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and reimbursement of healthcare services and products, including pharmaceutical products. The Company's continuing medical education subsidiary is currently accredited by both the Accreditation Council for Continuing Medical Education and the American Council on Pharmaceutical Education. These accreditations are subject to review at any time. Loss of accreditation could have a material adverse effect on the Company. Certain areas of the telemarketing and teleservices industry also have recently become subject to increased government regulation. It is possible that additional or changed laws, regulations or guidelines could be adopted in the future. The failure of BLP or its customers to comply with, or any change in, applicable regulatory requirements, industry guidelines or accreditation standards could, among other things, limit or prohibit certain business activities of the Company or its customers, subject the Company or its customers to adverse publicity, increase the costs of regulatory compliance, or subject BLP or its customers to monetary fines or other penalties. Such actions could have a material adverse effect on BLP. See "Business--Government and Industry Regulation."

LIABILITY AND INSURANCE

  In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits alleging malpractice, product liability and other legal theories, many of which involve large claims and significant legal costs. As a provider of promotional, marketing, educational and field sales force logistics services to the pharmaceutical industry, the Company is subject to the risk of being named as a party in such lawsuits. As a result of its introduction of product marketing services, teleservices and contract sales services, the Company believes that the relative likelihood of becoming involved in litigation regarding the information given or products sold or distributed by its personnel has increased, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if any such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expenses, which could have a material adverse effect on the Company.

  BLP maintains insurance policies, including liability insurance, which it believes to be adequate in amount and coverage for the current size and scope of its operations. There can be no assurance, however, that the coverage maintained by the Company will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost. The Company expects to seek increased insurance coverage in connection with the expansion of its service offerings and there can be no assurance that it will be able to obtain continued or increased insurance coverage on acceptable terms or at all. Although the Company's contracts with its customers sometimes require the customer to indemnify the Company for the customer's negligent conduct, the contracts do not provide for adequate indemnification against many of the potential litigation risks facing the Company and often require the Company to indemnify its customer for the Company's negligence. BLP, therefore, could be held responsible for losses incurred in connection with the performance of its services under the terms of these contracts or otherwise and could incur substantial costs in connection with legal proceedings associated with its services or the pharmaceutical products with respect to which it provides services.

RELIANCE ON CERTAIN PERSONNEL

  BLP's success depends to a large extent on the continued services of a relatively limited number of members of the Company's senior management, including Patrick G. LePore, its Chairman of the Board, Chief Executive Officer and President. Implementation of the Company's business strategy will require the addition of qualified management personnel. The loss of the services of one or more members of the Company's senior management or the failure to add qualified management personnel could have a material adverse effect on the Company. See "Management."

NEED FOR ADDITIONAL FINANCING

  Implementation of BLP's growth strategy likely will require significant additional capital resources. Such resources may be needed for the development of new services, for the funding of internal growth, and for acquisitions that the Company may pursue. To finance capital requirements, the Company anticipates that it may from time to time issue additional equity securities and incur additional debt. The Company may not be able to obtain additional required capital on satisfactory terms, if at all. The failure to raise the funds necessary to finance future cash requirements could have a material adverse effect on the Company. If BLP raises additional funds through the issuance of equity securities, dilution to the Company's existing stockholders may result. If the Company raises additional funds through the incurrence of debt securities, such debt instruments may contain restrictive financial, operating and security covenants.

COMPETITION

  The business of providing promotional, marketing, educational services and other services to the pharmaceutical industry is competitive. The business of providing pharmaceutical conferencing services is highly fragmented and the Company's competitors in this area generally include smaller, regionally focused companies that provide a limited number of promotional, marketing and educational services, usually focused on the pharmaceutical industry. Several of the Company's competitors in this area, however, offer services that are somewhat wider in scope. Although BLP believes it is a leading provider of peer-to-peer meetings, there are many larger providers of symposia and educational conferences. As the Company seeks to expand its range of services, it is likely to face competition from companies which already have established a strong business presence providing similar services to other businesses. The outsourced product marketing business is currently in its formative stage and is expected to become increasingly competitive. The provision of contract sales services is also a relatively new and undeveloped industry in the United States, and the Company faces significant competition in providing such services from larger, established companies having greater resources and access to capital. A large number of companies currently provide teleservices such as telemarketing and teledetailing to companies in many industries including the pharmaceutical industry, and many of these companies have greater resources and access to capital than the Company. Overall, BLP believes that its most significant competition is potentially from other companies that provide outsourced promotional, marketing, educational and other services and large advertising agencies which may seek to expand their service offerings. In addition, the pharmaceutical companies' in-house marketing departments may provide similar services to those provided by BLP and competition could increase as a result of the expansion of the in-house marketing capabilities by BLP's customers or in the pharmaceutical industry generally. BLP has recently started providing field sales force logistics services. These services have traditionally been handled in-house by pharmaceutical companies. There can be no assurance that the pharmaceutical companies will continue to outsource these services, or that other companies, such as travel agencies, will not seek to expand their businesses by providing field sales force logistics services.

MATERIAL BENEFIT TO INSIDERS

  In December 1996, the Company completed the TA Transaction. In connection with the TA Transaction, the TA Investors purchased from the Company an aggregate of $12.5 million of Convertible Participating Preferred Stock and the Company incurred $21.0 million of indebtedness under the Credit Facility. The Company used the proceeds from these financing transactions principally to redeem Common Stock from, and to pay special bonuses to, senior officers of the Company. Upon the completion of the IPO, the Convertible Participating Preferred Stock converted into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock. As required by the terms of the Redeemable Preferred Stock, the Company immediately redeemed all of the Redeemable Preferred Stock upon its issuance for $10.8 million in cash representing approximately 18.1% of the net proceeds from the IPO. The TA Investors and senior executive officers will receive an aggregate of approximately $68.0 million in net proceeds from their sale of shares of Common Stock offered hereby. See "Certain Transactions" and "Principal and Selling Stockholders."

ACCUMULATED DEFICIT

  At December 31, 1997, the Company had an accumulated deficit of $7.1 million. In December 1996, as part of the TA Transaction, the Company paid $18.9 million to redeem Common Stock, $7.5 million of special bonuses to officers, $6.2 million to satisfy obligations to a former shareholder, and $0.6 million of fees. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

EFFECTIVE CONTROL BY PRINCIPAL STOCKHOLDERS

  After giving effect to the sale of the shares of Common Stock offered hereby, the TA Investors and employees, directors (excluding shares held by the TA Investors) and consultants of the Company (including members of their families and trusts and other entities beneficially owned by them and members of their families) will beneficially own in the aggregate approximately 16.6% (15.9% assuming exercise of the Underwriters' over-allotment option in full) and %, respectively, of the outstanding Common Stock. As a result, these stockholders will have the ability to exert significant influence over the outcome of fundamental corporate transactions requiring stockholder approval, including, but not limited to, mergers and sales of assets and the election of the members of BLP's Board of Directors. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. In addition to the 3,900,000 shares of Common Stock offered hereby and the 4,142,382 shares of Common Stock which are otherwise freely tradeable, 6,607,979 shares owned by current stockholders of the Company are eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and an additional 137,052 shares of Common Stock will be eligible for sale under Rule 144 in March 1999. Holders
of     of such shares, however, have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option. The holders of approximately 2,253,398 shares of Common Stock have the right on two occasions (each of which must be at least six months apart) to require the Company to register their shares under the Securities Act for resale to the public (if such right is exercised, the holders of 3,968,063 shares will have the right to have their shares registered); holders of approximately 4,105,115 shares have the right in primary and secondary offerings, excluding offerings relating to employee benefit plans, Rule 145 under the Securities Act, demand registrations, or Form S-3 registrations, to include their shares in a registration statement filed by the Company; and holders of approximately 3,968,063 shares have the right on one or more occasions to request and have effected a registration of shares on Form S-3 if the anticipated net aggregate sale price of such registered shares exceeds $500,000. With the exception of the Selling Stockholders, none of such holders are including their shares in the
registration statement filed in connection with this offering, and   of such
holders have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option. Sales of substantial amounts of Common Stock (including shares issued in connection with future acquisitions, which may be issued with registration rights), or the availability of such shares for sale, may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to obtain additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

DIVIDEND POLICY

  BLP has not declared or paid cash dividends on its Common Stock since it became subject to taxation under Subchapter C of the Code in December 1996, and the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Under Delaware law, the Company is permitted to pay dividends only out of its surplus, or, if there is no surplus, out of its net profits. In addition, the payment of cash dividends generally is prohibited under the terms of the Credit Facility and may be prohibited under agreements governing debt which the Company may incur in the future. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and By-laws (the "By-laws"), certain sections of the Delaware General Corporation Law, and the ability of the Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which stockholders may deem to be in their best interests). Such provisions include, among other things, a classified Board of Directors serving staggered three-year terms, the elimination of stockholder voting by consent, the removal of directors only for cause, the vesting of exclusive authority in the Board of Directors to determine the size of the Board of Directors and (subject to certain limited exceptions) to fill vacancies thereon, the vesting of exclusive authority in the Board of Directors (except as otherwise required by law) to call special meetings of stockholders and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. These provisions, and the ability of the Board of Directors to issue preferred stock without further action by stockholders, could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial to the interests of stockholders. The Company is subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's Common Stock. See "Description of Capital Stock--Certain Provisions of Certificate and By-laws" and "--Statutory Business Combination Provision."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering of $30.00 per share are estimated to be approximately $42.0 million. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will use the net proceeds for working capital and other general corporate purposes. The Company routinely evaluates potential acquisitions of businesses, products and technologies that would complement or expand the Company's business. The Company may use a portion of the net proceeds from this offering for one or more such transactions; however, it currently has no commitments or agreements with respect to such transactions. Pending such use, the balance of the net proceeds will be invested in short-term, investment grade, interest bearing obligations.

               MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock has been traded on the NASDAQ National Market since the Company's initial public offering on September 23, 1997 and trades under the symbol "BLPG." The following table sets forth the high and low bids for the Common Stock as reported by Nasdaq for the periods indicated:

                                                              MARKET PRICES (1)
                                                              -----------------
   FISCAL QUARTERS ENDED                                        HIGH     LOW
   ---------------------                                      -----------------
   September 30, 1997 (from September 23).................... $ 24.125 $ 22.750
   December 31, 1997......................................... $ 28.000 $ 19.625
   March 31, 1998............................................ $ 33.500 $ 32.250

--------
(1) The prices listed reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

  On April 15, 1998, the high and low bid for the Common Stock as reported by Nasdaq were $33.875 and $33.250.

  The number of record holders of the Company's Common Stock as of April 15, 1998 was approximately 52, although the Company believes that the number of beneficial owners of Common Stock as of that date was substantially greater.

  The Company has not declared or paid any cash dividends on its Common Stock since it became subject to taxation under Subchapter C of the Code in December 1996. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying cash dividends in the foreseeable future. Under Delaware law, the Company is permitted to pay dividends only out of its surplus, or, if there is no surplus, out of its net profits. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs. In addition, under the terms of the Credit Facility, the payment of cash dividends generally is prohibited without the consent of the lenders.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $30.00 per share and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                         DECEMBER 31, 1997
                                                      -------------------------
                                                       ACTUAL   AS ADJUSTED (1)
                                                      --------  ---------------
                                                           (IN THOUSANDS)
Current maturities of long-term debt(2).............. $    --      $    --
Long-term debt, net of current maturities(2)......... $    --      $    --
                                                      ========     ========
Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares
   authorized, none issued and outstanding at
   December 31, 1997 actual; none authorized, issued
   or outstanding as adjusted........................ $    --      $    --
  Common Stock, $.01 par value, 50,000,000 shares
   authorized, 14,947,978 issued, 10,747,979
   outstanding at December 31, 1997 actual;
   50,000,000 shares authorized, 16,447,978 shares
   issued and 12,247,979 shares outstanding as
   adjusted(3).......................................      149          164
                                                      --------     --------
  Additional paid-in capital.........................   64,177      106,187
  Treasury Stock, 4,199,999 shares of Common Stock at
   December 31, 1997 actual and as adjusted at
   cost..............................................  (24,350)     (24,350)
  Accumulated deficit................................   (7,133)      (7,133)
                                                      --------     --------
    Total stockholders' equity.......................   32,843       74,868
                                                      --------     --------
    Total capitalization............................. $ 32,843     $ 74,868
                                                      ========     ========

--------
(1) Gives effect to the completion of this offering at an assumed offering price of $30.00 per share and the receipt and application of the estimated net proceeds from this offering, as if such transactions had been completed on December 31, 1997. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization."
(2) See Note 4 to the Financial Statements for information concerning long-term debt obligations.
(3) Excludes: (i) 929,893 shares issuable upon the exercise of options outstanding as of April 15, 1998; (ii) 854,739 additional shares of Common Stock currently available for future grants under the Company's 1996 Stock Plan (subject to adjustment as provided in the 1996 Stock Plan); and (iii) an additional 1,000,000 shares of Common Stock issuable pursuant to an amendment to the 1996 Stock Plan, which amendment was approved by the Board of Directors on April 25, 1998 and will be voted on by the stockholders of the Company at the Company's 1998 Annual Meeting of Stockholders. See "Management--Employee Stock and Other Benefit Plans-- 1996 Stock Option and Incentive Plan."

                        SELECTED FINANCIAL INFORMATION

  The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the selected balance sheet data at December 31, 1996 and 1997 have been derived from the audited Financial Statements of the Company included elsewhere in this Prospectus. The selected balance sheet data at December 31, 1994 and 1995 and the selected statement of operations data for the year ended December 31, 1994 have been derived from the audited financial statements of the Company not included in this Prospectus. The selected statement of operations data for the year ended December 31, 1993 and the selected balance sheet data at December 31, 1993 have been derived from the unaudited financial statements of the Company not included in this Prospectus. The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                              YEARS ENDED DECEMBER 31,
                                      -----------------------------------------
                                       1993    1994    1995     1996     1997
                                      ------- ------- ------- --------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................  $19,339 $20,580 $21,775 $ 40,219  $72,907
Cost of sales.......................   13,820  12,378  12,788   26,004   51,580
                                      ------- ------- ------- --------  -------
  Gross profit......................    5,519   8,202   8,987   14,215   21,327
Selling, general and administrative
 expenses...........................    5,319   6,536   6,341 19,995(1)  12,444
                                      ------- ------- ------- --------  -------
  Operating income (loss)...........      200   1,666   2,646   (5,780)   8,883
Interest expense, net...............       49      43      86      255    1,071
Nonrecurring loss on forgiveness of
 related party loan.................      --      --      --     1,076      --
                                      ------- ------- ------- --------  -------
  Income (loss) before provision for
   income taxes.....................      151   1,623   2,560   (7,111)   7,812
Provision for income taxes(2).......      --       25      51      --     1,700
                                      ------- ------- ------- --------  -------
  Net income (loss).................  $   151 $ 1,598 $ 2,509 $ (7,111) $ 6,112
                                      ------- ------- ------- --------  -------
Net income (loss) per common share--
 basic..............................  $  0.02 $  0.19 $  0.29 $  (1.18) $  1.07
                                      ======= ======= ======= ========  =======
Weighted average common shares
 outstanding--basic.................    8,602   8,602   8,602    6,028    4,947
                                      ======= ======= ======= ========  =======
Net income (loss) per common share--
 diluted............................  $  0.02 $  0.19 $  0.29 $  (1.18) $  0.72
                                      ======= ======= ======= ========  =======
Weighted average common shares
 outstanding--diluted...............    8,602   8,602   8,602    6,028    8,507
                                      ======= ======= ======= ========  =======

                                  YEARS ENDED DECEMBER 31,
                           ----------------------------------------
                                                                        AS
                            1993     1994   1995    1996     1997   ADJUSTED(3)
                           -------  ------ ------- -------  ------- -----------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Cash and cash equiva-
 lents...................  $     2  $   30 $   963 $ 7,176  $24,016   $66,041
Working capital (defi-
 cit)....................   (1,707)     78   3,046   2,416   29,805    71,830
Total assets.............    1,792   5,128  10,499  23,097   51,056    93,081
Long-term debt, less cur-
 rent maturities.........       11     308   2,061  20,000      --        --
Redeemable equity securi-
 ties....................      --      --      --   12,500      --        --
Total stockholders' eq-
 uity (deficit)..........   (1,453)    145   2,505 (29,387)  32,843    74,868

--------
(1) Includes $10.0 million for special officer bonuses, including $7.5 million as part of the TA Transaction and $0.6 million for fees related to the TA Transaction.
(2) The Company elected to be taxed under Subchapter S of the Code until December 4, 1996, and accordingly the provision for income taxes for all periods ending on or prior to such date reflects only state business tax expense, if any.
(3) Gives effect to the completion of this offering at an assumed public offering price of $30.00 per share and the receipt and application of the estimated net proceeds from this offering as if such transactions had been completed on December 31, 1997. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth below and under "Business," as well as in this Prospectus generally. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth under "Risk Factors" and the matters set forth below and in this Prospectus generally.

OVERVIEW

  The Company provides outsourced promotional, marketing, educational and field sales force logistics services to the pharmaceutical industry. Substantially all of the Company's customers are large pharmaceutical companies seeking to communicate their messages to physicians and other healthcare professionals on a cost-effective basis. The Company's objective is to enhance its position as a leading provider of peer-to-peer and other meetings and to continue to expand its array of other promotional, marketing, educational and field sales force logistics services.

  Following several years of relatively modest revenue growth, BLP's revenues grew significantly from 1995 to 1996 and then again from 1996 to 1997. This growth resulted from increased business with existing customers, the addition of new customers and the expansion of services offered. The Company believes that the increase in business with existing customers and the addition of new customers reflect increased recognition of peer-to-peer meeting programs as an effective promotional technique and increased levels of promotional, marketing and educational spending in the pharmaceutical industry. Principal elements of the Company's growth strategy are further enhancing and expanding its service offerings, continuing to increase business with existing customers and obtaining new customers. As part of this strategy, over the last two years, the Company has expanded its portfolio of services to include symposia, medical education, product marketing, teleservices, contract sales and field sales force logistics services. During 1997, in connection with this expansion of services, the Company opened a new teleservice center in Norfolk, Virginia in July and established a contract sales organization in August. In addition, in late 1997, the Company began forming a field sales force logistics organization and, in March 1998, the Company signed a contract with a large pharmaceutical company to provide field sales force logistics services for up to a two-year period. Such services will include meeting planning, event coordination and other services. The contract provides for a management fee component and a fee-for-service component. The management fee for the first year is fixed and will represent substantial revenues in 1998. The management fee for the second year is subject to future negotiation. The fee-for-service component is dependent upon the level of services provided. The Company believes field sales force logistics is a substantial, emerging business opportunity and that the Company's historical expertise and ability to invest in technology provide it with a strategic advantage. However, there can be no assurance that the Company will be able to obtain additional field sales force logistics services contracts, that the existing contract will be extended beyond the second year or that the management fee for such second year will be negotiated on terms acceptable to the Company (which failure to so negotiate the management fee would result in the termination of the contract at the end of the first year). Also in March 1998, the Company acquired a continuing medical education company which will be operated as a separate subsidiary.

  Although revenues from the Company's peer-to-peer meeting business grew from $20.6 million in 1995 to $33.4 million in 1996 and to $45.1 million in 1997, the Company does not anticipate that future growth of revenues, if any, from this line of business will continue at such an accelerated rate. In addition, certain of BLP's newer services, particularly symposia and field sales force logistics, have lower gross margin percentages than the Company's historical peer-to-peer business. Furthermore, the on-going start-up costs related to the Company's new teleservice center and new contract sales organization, as well as the continued development and implementation costs of the Company's technology enhancement effort and the establishment and build-out of its field sales force logistics organization, will continue to negatively impact the Company's near-term financial performance. The Company anticipates that, due to these costs and an anticipated increase in the proportion of field sales force logistics revenue, its operating profit as a percentage of revenues in 1998 will be less than that achieved in 1997. The Company's objective is to maintain and enhance its operating profit through efficiency efforts and leveraging its operating expenses by increasing revenues. However, the Company's operating margins could be adversely affected if the Company's efforts to enhance the profitability of its services are not successful, the proportion of symposia or field force logistics revenue to total revenues increases more than anticipated, total revenues do not grow sufficiently to fully leverage operating expenses or the costs associated with the teleservice center, contract sales organization, field sales force logistics organization or technology enhancement efforts are greater than anticipated. See "Risk Factors--Reliance on New Services for Continued Growth," "--Management of Growth," "--Acquisition Risks" and "--Competition."

RESULTS OF OPERATIONS

  The following table sets forth as a percentage of revenues certain items reflected in the Company's Statement of Operations for the periods indicated.

                                                   YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1995      1996     1997
                                                   -------- --------  --------
REVENUES..........................................   100.0%    100.0%   100.0%
Cost of sales.....................................    58.7      64.7     70.7
                                                   -------  --------  -------
Gross profit......................................    41.3      35.3     29.3
Selling, general and administrative expenses......    29.1    49.7(1)    17.1
                                                   -------  --------  -------
  Operating income (loss).........................    12.2     (14.4)    12.2
Nonrecurring loss on forgiveness of related party
 loan.............................................     --        2.7      --
                                                   -------  --------  -------
Interest expense, net.............................     0.4       0.6      1.5
                                                   -------  --------  -------
Income (loss) before provision for income taxes...    11.8     (17.7)    10.7
Provision for income taxes(2).....................     0.3       --       2.3
                                                   -------  --------  -------
  Net income (loss)...............................    11.5%   (17.7)%     8.4%
                                                   =======  ========  =======

--------
(1) Includes $10.0 million, or 24.9% of revenues, for special officer bonuses, including $7.5 million as part of the TA Transaction, and $0.6 million, or 1.5% of revenues, for fees related to the TA Transaction.
(2) The Company elected to be taxed under Subchapter S of the Code until December 4, 1996, and accordingly the provision for income taxes for all periods ending on or prior to such date reflects only state business tax expense, if any.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenues increased $32.7 million, or 81%, from $40.2 million in 1996 to $72.9 million in 1997. This increase was primarily due to growth of the Company's promotional and other conferencing services, which increased $30.9 million, or 88%. This growth resulted from the addition of $19.1 million of revenue from symposia services, which were introduced by the Company in late 1996, and $11.8 million of incremental revenue from peer-to-peer meetings and other conferencing services. Contract sales services, which were introduced by the Company in August 1997, accounted for $2.2 million in revenue in 1997 and field sales force logistics services, which were introduced by the Company in late 1997, accounted for $1.0 million in revenue in 1997. These revenue increases were partially offset by a $1.3 million decrease in revenues from educational services, teleservices and product marketing services, on a combined basis.

  Cost of sales increased $25.6 million, or 98%, from $26.0 million in 1996 to $51.6 million in 1997. Cost of sales as a percentage of revenues increased from 64.7% in 1996 to 70.7% in 1997. The increase in cost of sales as a percentage of revenues was primarily due to the introduction of symposia services, which have a lower average gross profit than the Company's historical business due to the higher proportion of production costs which are passed through to the customer with little or no markup, and a $0.9 million increase in moderator training costs.

  Selling, general and administrative expenses decreased $7.6 million, or 38%, from $20.0 million in 1996 to $12.4 million in 1997. This decrease was due to 1996 financial results containing $10.0 million for special officer bonuses, including $7.5 million related to the TA Transaction in December 1996, and fees of $0.6 million related to the TA Transaction, whereas 1997 financial results contained no such special bonuses or fees. This decrease was partially offset by an increase in outside services, rent, depreciation, and other operating expenses of approximately $2.1 million incurred to support the Company's growth, and the cost of personnel additions of approximately $0.9 million. Selling, general and administrative expenses decreased as a percentage of revenues from 49.7% in 1996 to 17.1% in 1997 primarily due to the special officer bonuses and fees incurred in 1996, which amounted to 26.4% of 1996 revenues, and the aforementioned increase in revenues from 1996 to 1997.

  Operating income increased $14.7 million from an operating loss of $5.8 million in 1996 to an operating income of $8.9 million in 1997. Operating income (loss) as a percentage of revenues improved from 14.4% operating loss in 1996 to 12.2% operating income in 1997. The improvement in operating income
(loss) was primarily due to the aforementioned decrease in selling, general and administrative expenses as a percentage of revenues, partially offset by the aforementioned increase in cost of sales as a percentage of revenues. The decrease in selling, general and administrative expenses as a percentage of revenues primarily related to the inclusion in 1996 of expenses relating to the TA Transaction, which comprised 26.4% of 1996 revenues.

  In December 1996, the Company incurred a nonrecurring loss of approximately $1.1 million resulting from the write-down of a promissory note from a former affiliate. This note was purchased by certain of the Company's officers in connection with the TA Transaction.

  Interest expense net of interest income increased from $0.3 million in 1996 to $1.1 million in 1997. This increase was primarily attributable to increased borrowings in 1997, partially offset by increased interest income. The increased borrowings were related to the Company's $20 million term loan which was entered into in December 1996. The increase in interest income was related to increased cash balances, primarily resulting from the Company's 1997 initial public offering. The increase in interest expense net of interest income was also due to the 1997 amount including a $0.3 million write-off of unamortized financing fees and a $31,000 charge to terminate an interest rate swap agreement. Both of these transactions were related to the Company's early settlement of its term loan.

  The provision for income taxes for 1997 was $1.7 million, reflecting estimated Federal and state income tax expense partially offset by the utilization of benefits from net deferred tax assets recognized on the Company's December 31, 1996 balance sheet which are related to net operating loss carryforwards previously not recognized. Prior to December 4, 1996, the Company had elected to be subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code") and, therefore, no income tax expense was recorded prior to such change in tax status. During the remaining portion of 1996, subsequent to the change in tax status, the Company incurred a net operating loss. As such, the Company did not record a tax provision in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED YEAR ENDED DECEMBER 31, 1995

  Revenues increased $18.4 million, or 85%, from $21.8 million in 1995 to $40.2 million in 1996. This increase was primarily due to growth of the Company's promotional and other conferencing services, as well as the expansion of its educational conferencing services and the introduction of its teleservices and product marketing services. Revenues from promotional and other conferencing services increased $14.2 million, or 69%, from 1995 to 1996. Of this increase, $12.7 million resulted from an increase in peer-to-peer meetings and $1.5 million resulted from symposia services which the Company introduced in late 1996. On a combined basis, revenues from educational conferences, teleservices and product marketing services increased $4.1 million, or 354%, from $1.2 million in 1995 to $5.3 million in 1996.

  Cost of sales increased $13.2 million, or 103%, from $12.8 million in 1995 to $26.0 million in 1996. Cost of sales as a percentage of revenues increased from 58.7% in 1995 to 64.7% in 1996. The increase in cost of sales as a percentage of revenues was primarily due to: (i) higher cost related to recruiting for and production of peer-to-peer meetings; (ii) the expansion of the Company's educational conferencing services, which have a lower average gross profit than the Company's historical core business due to the Company's use of selected third party providers for certain production efforts: (iii) the introduction of symposia services, which have a lower average gross profit than the Company's historical business due to the higher proportion of production costs which are passed through to the customer with little or no markup; and, (iv) the introduction of teleservices, which have a lower average gross profit than the Company's historical core business due to the use of selected third party providers and the pricing structure related to this line of business.

  Selling, general and administrative expenses increased $13.7 million, or 215%, from $6.3 million in 1995 to $20.0 million in 1996. This increase was primarily due to special officer bonuses of $10.0 million paid in 1996, including $7.5 million paid as part of the TA Transaction in December 1996, and fees of $0.6 million related to the TA Transaction. The remaining expense increase was due to increased officer compensation of $2.0 million and $1.1 million for additional personnel, outside services and other operating expenses incurred to support the Company's growth. Selling, general and administrative expenses increased as a percentage of revenues from 29.1% in 1995 to 49.7% in 1996 primarily as a result of the special officer bonuses and fees, which amounted to 26.4% of revenues in 1996, partially offset by increased revenues.

  Operating income (loss) decreased $8.4 million from operating income of $2.6 million in 1995 to an operating loss of $5.8 million in 1996. Operating income
(loss) as a percentage of revenues decreased from 12.2% operating income in 1995 to a 14.4% operating loss in 1996. The decrease in operating income
(loss) as a percentage of revenues was due to the aforementioned increase in cost of sales as a percentage of revenues and the aforementioned increase in selling, general and administrative expenses as a percentage of revenues. The increase in selling, general and administrative expenses primarily reflected expenses related to the TA Transaction, which comprised 26.4% of 1996 revenues.

  In December 1996, the Company incurred a nonrecurring loss of approximately $1.1 million resulting from the write-down of a promissory note from a former affiliate. This note was purchased by certain of the Company's officers in connection with the TA Transaction.

  Interest expense net of interest income increased from $0.1 million in 1995 to $0.3 million in 1996. This increase was attributable to the Company's borrowings under the $20.0 million term loan portion of its credit facility and, to a lesser extent, to borrowings under the revolver portion of the Company's credit facility, partially offset by the repayment of borrowings made under a previous loan agreement.

  There was no provision for income taxes recorded in 1996 because the Company incurred a net operating loss during the period subsequent to becoming subject to taxation under Subchapter C of the Code on December 4, 1996. Prior to December 4, 1996, the Company had elected to be subject to taxation under Subchapter S of the Code, therefore, only state business taxes were incurred in 1995.

QUARTERLY FINANCIAL INFORMATION

  The following table sets forth unaudited quarterly operating results for each of the Company's last ten quarters as well as certain of such data expressed as a percentage of revenues for the periods indicated. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                     THREE MONTHS ENDED
                         -------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31,    MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,
                           1996      1996     1996      1996        1997      1997      1997      1997
                         --------- -------- --------- --------    --------- --------  --------- --------
                                                        (IN THOUSANDS)
Revenues................  $6,973    $9,173   $9,592   $14,481      $13,673  $18,448    $17,500  $23,286
Cost of sales...........   4,496     5,976    5,949     9,583        9,737   13,103     12,408   16,332
                          ------    ------   ------   -------      -------  -------    -------  -------
  Gross profit..........   2,477     3,197    3,643     4,898        3,936    5,345      5,092    6,954
Selling, general and
 administrative
 expenses...............   2,171     2,179    1,972    13,673(1)     2,250    2,759      3,060    4,375
                          ------    ------   ------   -------      -------  -------    -------  -------
  Operating income
   (loss)...............     306     1,018    1,671    (8,775)       1,686    2,586      2,032    2,579
Interest expense (in-
 come), net.............      55        49       24       127          409      357        658     (353)
Nonrecurring loss on
 forgiveness of related
 party loan.............     --        --       --      1,076          --       --         --       --
                          ------    ------   ------   -------      -------  -------    -------  -------
  Income (loss) before
   provision for income
   taxes................     251       969    1,647    (9,978)       1,277    2,229      1,374    2,932
Provision for income
 taxes..................     --        --       --        --           400      800        300      200
                          ------    ------   ------   -------      -------  -------    -------  -------
  Net income (loss).....  $  251    $  969   $1,647   $(9,978)     $   877  $ 1,429    $ 1,074  $ 2,732
                          ======    ======   ======   =======      =======  =======    =======  =======
                                                     THREE MONTHS ENDED
                         -------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31,    MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,
                           1996      1996     1996      1996        1997      1997      1997      1997
                         --------- -------- --------- --------    --------- --------  --------- --------
Revenues................   100.0%    100.0%   100.0%    100.0%       100.0%   100.0%     100.0%   100.0%
Cost of sales...........    64.5      65.1     62.0      66.2         71.2     71.0       70.9     70.1
                          ------    ------   ------   -------      -------  -------    -------  -------
  Gross profit..........    35.5      34.9     38.0      33.8         28.8     29.0       29.1     29.9
Selling, general and
 administrative
 expenses...............    31.1      23.8     20.6      94.4(1)      16.5     15.0       17.5     18.8
                          ------    ------   ------   -------      -------  -------    -------  -------
  Operating income
   (loss)...............     4.4      11.1     17.4     (60.6)        12.3     14.0       11.6     11.1
Interest expense
 (income), net..........     0.8       0.5      0.3       0.9          3.0      1.9        3.8     (1.5)
Nonrecurring loss on
 forgiveness of related
 party loan.............     --        --       --        7.4          --       --         --       --
                          ------    ------   ------   -------      -------  -------    -------  -------
  Income (loss) before
   provision for income
   taxes................     3.6      10.6     17.2     (68.9)         9.3     12.1        7.8     12.6
Provision for income
 taxes..................     --        --       --        --           2.9      4.4        1.7      0.9
                          ------    ------   ------   -------      -------  -------    -------  -------
  Net income (loss).....     3.6%     10.6%    17.2%    (68.9)%        6.4%     7.7%       6.1%    11.7%
                          ======    ======   ======   =======      =======  =======    =======  =======

-------
(1) Includes $10.0 million, or 69.1% of revenues, for special officer bonuses, including $7.5 million as part of the TA Transaction and $0.6 million, or 3.8% of revenues, for fees related to the TA Transaction.

  BLP's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. In recent years, the Company has experienced substantially higher revenues in the fourth quarter of its fiscal year than in the preceding three quarters of such fiscal year. The Company believes these increases were related to it customers' budgeting processes and spending patterns. There can be no assurances that this trend will continue. Quarterly results can vary as a result of a number of factors, including the timing of peer-to-peer projects and symposia, expenditure patterns of the Company's customers, delays or costs associated with acquisitions, the commencement, completion or cancellation of significant contracts, announcements by the Company, competitors or customers, government or private market regulatory initiatives, relative profit margins of the services provided to customers, conditions in the healthcare industry generally, conditions in the markets for outsourced promotional, marketing, educational and field sales force logistics services more specifically, or other events or factors, many of which are beyond the Company's control. See "Risk Factors--Variation in Quarterly Operating Results; Possible Volatility of Stock Price."

LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1997, the Company had $29.8 million in net working capital, an increase of $27.4 million from December 31, 1996. As described below, substantially all of the Company's net working capital resulted from its initial public offering of Common Stock which was completed in September 1997. The Company's primary sources of liquidity as of December 31, 1997 consisted of cash and cash equivalents, accounts receivable and borrowing availability under a revolving credit facility.

  The Company's accounts receivable turnover averaged 84 days for the period ended December 31, 1997 and 93 days for the period ended December 31, 1996. The allowance for doubtful accounts was $0.4 million at December 31, 1997 and $0.3 million at December 31, 1996.

  During 1997, the Company used approximately $1.3 million in operating activities. This included $7.5 million in payments of officer bonuses which were accrued in 1996, partially offset by $6.2 million of cash provided by other operating activities. Also during 1997, the Company used $4.4 million in investing activities to purchase additional equipment, primarily related to the Company's new teleservice center in Norfolk, Virginia and new management information systems.

  Financing activities in 1997 generated $22.6 million of net cash inflows. Included in these activities was the Company's September 1997 IPO of 3,735,000 shares of Common Stock at $17.50 per share resulting in net proceeds to the Company, after underwriter commissions and offering costs, of approximately $59.8 million. Of these net proceeds, $19.5 million was used to retire outstanding debt (with an additional $0.1 million used to pay related interest expense), $10.8 million was used to redeem all shares of Redeemable Preferred Stock and $5.5 million was used to purchase 466,666 shares of Common Stock from a former officer of the Company (with an additional $0.1 million used to pay related compensation expense). The impact of the financing activities related to the IPO was a net cash inflow of $24.0 million. Financing activities during 1997 also included the use of $1.0 million to pay-down the Company's revolving line of credit, the use of $0.5 million to meet scheduled term loan payments and the sale of stock to employees and directors, which generated $0.1 million in cash inflows.

  Primarily in connection with the Company's implementation of a new management information system, the establishment of a field sales force logistics organization and the continued development of its teleservice center in Norfolk, Virginia, the Company anticipates capital expenditures in 1998 to be consistent with the amount incurred in 1997.

  The Company's credit facility (the "Credit Facility") provides for a $5.0 million revolving credit facility which is secured by the Company's assets. As of December 31, 1996 and December 31, 1997, $1.0 million and $0, respectively, was outstanding under the revolving credit facility. Borrowings under the revolver are due on December 31, 2001. The Credit Facility contains various financial and reporting covenants. In July and November 1997, certain covenants in the Credit Facility were amended to allow for the anticipated increases in capital expenditures related to its teleservice center in Norfolk, Virginia.

  In January 1998, the Company purchased certain assets from Decision Point, Inc., an Illinois corporation. The purchase price was $800,000 in cash, subject to adjustment upward or downward, based on certain revenue and pre-tax earnings goals in the calendar year subsequent to the date of the acquisition. The acquisition will be accounted for using the purchase method of accounting. The excess of purchase price over net assets acquired, estimated to be $800,000, will be amortized over twenty years. The Company does not anticipate a material change in cash flows from operations related to this acquired business.

  In March 1998, the Company purchased substantially all of the assets and assumed certain liabilities of Strategic Implications International, Inc., a Maryland corporation. The purchase price was $4,330,000 in cash and approximately 137,000 shares of the Company's common stock. In addition, the Company may be required to pay certain contingent payments based on certain revenue goals related to the calendar year subsequent to the date of the acquisition. The acquisition will be accounted for using the purchase method of accounting. The excess of purchase price over net assets acquired is estimated to be approximately $8,500,000 and will be amortized over twenty years. The Company does not anticipate a material change in cash flows from operations related to this acquired business.

  In March 1998, the Company signed a contract with a large pharmaceutical company to provide field sales force logistics services for up to a two-year period. Such services will include meeting planning, event coordination and other services. Due to the timing of cash receipts and disbursements related to this contract, the Company anticipates that cash flows from operations will be negatively impacted during the first half of 1998 and positively impacted during the second half of the year.

YEAR 2000

  In prior years, certain computer programs were written using two digits rather than four to define the applicable year. These programs were written without considering the impact of the upcoming change in the century and may experience problems handling dates beyond the year 1999. The Company plans to modify certain portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total cost of compliance and its effect on the Company's future results is currently being determined as part of the conversion planning, however, the Company does not believe such cost will be material. The Company anticipates completion of the conversion process by December 31, 1998. There can be no assurance that the timing and cost estimates related to the year 2000 conversion will be achieved. Actual results could differ materially from those anticipated.

NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is required to be adopted for the Company's fiscal year ending December 31, 1998. The adoption of this pronouncement is expected to have no impact on the Company's financial position or results of operations. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is required to be adopted for the Company's 1998 year-end financial statements. The Company is currently evaluating the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

                                   BUSINESS

GENERAL

  Boron, LePore & Associates, Inc. provides outsourced promotional, marketing, educational and field sales force logistics services to the pharmaceutical industry. The Company has become a leading provider of peer-to-peer meetings. BLP recently expanded the range of its services. Newer service offerings include coordination of other types of meetings such as symposia, continuing education conferences and video satellite conferences; product marketing services (which involve obtaining rights to market a pharmaceutical product, often on a shared reward basis); teleservices such as teledetailing, telemarketing, sales support and fulfillment; contract sales services and field sales force logistics services. During 1997, in connection with the expansion of its services, the Company opened a teleservice center in Norfolk, Virginia in July and established a contract sales organization in August. In addition, in late 1997, the Company began forming a field sales force logistics organization. In March 1998, the Company acquired a continuing medical education company.

  The Company's predecessor, Boron, LePore & Associates, Inc., a New Jersey corporation, was founded in 1981. In November 1996, the Company's predecessor reincorporated in Delaware to form the Company by merging with and into BLA Acquisition Corp., a newly-formed Delaware corporation. BLA Acquisition Corp., the surviving corporation, changed its name to Boron, LePore & Associates, Inc. upon consummation of the merger.

INDUSTRY OVERVIEW

  Based on data from Scott-Levin, a healthcare marketing information company, pharmaceutical companies spent approximately $1 billion in 1997 on promotional meetings and events, including peer-to-peer meetings, symposia, third party events and teleconferences. Pharmaceutical companies have relied for many years on third party providers of promotional, marketing and educational conferencing services. In recent years, changes in the pharmaceutical industry have led to greater outsourcing of promotional, marketing and educational functions. At the same time, pharmaceutical companies and providers of promotional, marketing and educational services to such companies have broadened their means of communicating with target audiences from traditional product detailing, peer-to-peer meetings and in-person conferences to also include teleconferences, satellite conferences and various other forms of teleservices.

  BLP believes the following factors affect promotional, marketing and educational expenditures by pharmaceutical companies and the related use of third party providers of promotional, marketing, educational and field sales force logistics services:

  Communications with Physicians. Pharmaceutical companies have long recognized that communicating with the physicians who prescribe drugs is crucial to gaining market share. The Company believes that pharmaceutical companies view peer-to-peer meetings as a highly effective means of providing information regarding their products to physicians. The development of sophisticated prescription tracking systems has enabled pharmaceutical companies to measure the impact of peer-to-peer meetings on sales. These prescription tracking systems permit pharmaceutical companies to identify prospective peer-to-peer meeting attendees and to track the prescription patterns of the physicians who attend. The Company believes that outsourced promotional and marketing organizations having a demonstrated ability to reach physicians in a cost-effective, focused manner are important to the overall marketing efforts of pharmaceutical companies.

  Consumer-Oriented Communications. BLP believes that consumers have recently begun to play an increasingly significant role in the selection of healthcare options and therapeutic products. Accordingly, pharmaceutical companies have increasingly focused on communicating product information directly to consumers. The Company believes that promotional and marketing organizations that can effectively and efficiently communicate with consumers directly, through services such as in-person conferences and teleservices, may in the future play an increasingly significant role in educating consumers about pharmaceutical products.

  Product Pipelines. In 1997, the Food and Drug Administration (the "FDA") approved for sale 160 new drugs and drug indications, including 27 new molecular entities. The Company believes that pharmaceutical companies have found peer-to-peer meetings to be an effective means of communicating information in connection with new product launches and that opportunities to provide this service exist as a result of the present pipeline of new drugs and drug indications. In addition, the Company believes that pharmaceutical companies are examining their existing drug product portfolios to identify revenue and profit enhancement opportunities for drugs at various stages in their product life cycles. Accordingly, the Company believes there are multiple sources of potential new business for providers of outsourced promotional, marketing and educational services.

  Cost Containment Efforts. The potential for implementation of national healthcare reform in the early 1990s and the growing influence of managed care and healthcare cost containment initiatives throughout the 1990s created downward pressure on pharmaceutical prices and on the profit margins of pharmaceutical companies. These pressures have contributed to increased consolidation in the pharmaceutical industry which has resulted in an increased focus on reducing operating costs to achieve economies of scale and cost synergies. Pharmaceutical companies have employed a variety of strategies to preserve or enhance operating margins in this environment. These include outsourcing activities such as research and development and certain promotional, marketing and sales activities in order to shift fixed costs to variable costs and to promote greater operating efficiency. BLP believes that pharmaceutical companies are increasingly receptive to outsourcing promotional, marketing and sales activities to specialized third party service providers, particularly those who can offer a wide array of services targeted to specific audiences.

  Consolidation of Third Party Vendor Relationships. Many pharmaceutical companies that outsource promotional, marketing and educational services increasingly seek relationships with firms capable of providing a range of high quality service alternatives. Certain of these pharmaceutical companies seek to consolidate their outsourced promotional, marketing and educational service needs with a limited group of providers with which they have established relationships. Consolidating providers facilitates the implementation of an integrated marketing strategy to a variety of audiences and provides cost and operating efficiencies to the pharmaceutical company. In this regard, some pharmaceutical companies have established "preferred provider" relationships with selected vendors.

GROWTH STRATEGY

  BLP's objective is to enhance its position as a leading provider of peer-to-peer and other meetings and continue to expand its array of other outsourced promotional, marketing, educational and field sales force logistics services, focused mainly on the pharmaceutical industry. The following are the principal elements of the Company's strategy:

  Offer a Broad Range of Promotional, Marketing, Educational and Field Sales Force Logistics Services. BLP intends to continue to expand the types of services it offers to meet its customers' diversified promotional, marketing, educational and field sales force logistics needs. The Company believes pharmaceutical companies seeking to outsource marketing functions will increasingly rely on a core group of full-service providers who can offer an integrated array of high quality services, using varied media targeted to reach distinct audiences. The Company believes that as a leading provider of peer-to-peer meetings it has an established platform from which to offer other promotional and marketing services. BLP introduced symposia, product marketing, and telemarketing services in 1996 and contract sales services and field sales force logistics services in 1997. Of these new business areas, symposia have generated the most new revenues, accounting for revenues of $20.7 million during 1997, or 28.3% of total revenues for the year.

  Increase Business with Existing Customers. The Company seeks to leverage its market reputation as a leading provider of peer-to-peer meetings to generate demand for additional peer-to-peer and other meetings, as well as product marketing services, teleservices, contract sales, educational and field sales force logistics services. The Company has been able to expand the array of its services provided to certain customers and the Company expects to provide a broader range of services to other customers in the future. The demand for BLP's promotional and marketing services has increased, in part, due to its customers' ability to monitor prescriptions of pharmaceutical products through computerized prescription tracking systems.

  Obtain New Customers. BLP seeks to expand its customer base by targeting large domestic pharmaceutical companies which are not currently customers. In addition, future customer initiatives may focus on smaller pharmaceutical companies, foreign pharmaceutical companies and other healthcare companies which could benefit from the Company's services. Examples of possible customers in related healthcare industries include drug wholesalers, biotechnology companies and medical device manufacturers. In addition, BLP believes that its teleservices capability may be attractive to managed care organizations seeking to communicate with and provide healthcare information to their members.

  Target New Audiences. BLP believes that consumers of pharmaceutical products have assumed an increasingly active role in the selection of their healthcare options and therapeutic products. Pharmaceutical companies thus seek providers of promotional, marketing and educational services that can effectively communicate product information directly to consumers through both traditional and new forms of media. In addition, other new audiences such as pharmacists, formulary managers, and hospital groups influence demand for pharmaceutical products. BLP believes that its broad range of service capabilities, including its teleservice center, will enable it to reach consumers and other new audiences effectively on behalf of pharmaceutical companies.

  Pursue Strategic Acquisitions. The Company's business strategy includes consideration of strategic acquisitions in complementary and existing business areas. The Company believes that acquiring outsourced marketing companies may in some cases facilitate more effective and rapid development of a broader array of services, or expansion of existing services, than developing these service capabilities internally. The Company's strategy following any acquisition focuses on the use of its competitive strengths, including its reputation in the industry, its long-standing customer relationships and its range of available services, to improve the financial and market performance of both BLP and the acquired company.

SERVICES

  BLP's principal lines of business presently include: (i) promotional and other conferencing services; (ii) educational conferencing services; (iii) product marketing services; (iv) teleservices; (v) contract sales services; and (vi) field sales force logistics services.

 Promotional and Other Conferencing Services

  The Company conducts and produces conferences in a variety of formats and through different forms of media. All of BLP's conferences are sponsored by the Company's pharmaceutical company customers. The conferences are designed to communicate the sponsoring pharmaceutical company's message to the physicians and other healthcare professionals who attend. BLP's promotional conference service is providing peer-to-peer meetings, which involve a small gathering of physicians who are invited to meet in person or by teleconference to discuss a particular drug or indication under the chairmanship of a Company trained and employed moderator. Other conference services include providing symposia, which are attended by a larger number of attendees and involve a more in-depth presentation than peer-to-peer meetings, and video satellite conferencing. The Company's meetings are not limited to these formats, however, as the Company will coordinate meetings in any format that can effectively convey a customer's message.

  Peer-to-Peer. Peer-to-peer meetings among physicians have been the historic foundation of BLP's revenues and growth. Through peer-to-peer meetings, pharmaceutical companies are able to convey information concerning their products to physicians. Physicians who attend the meetings in turn have an opportunity to exchange ideas, clinical experiences and opinions about current therapies. Peer-to-peer meetings are particularly useful in connection with new product launches and products that require an in-depth explanation of their associated therapeutic benefits.

  Peer-to-peer meetings typically involve 10 to 12 healthcare practitioners, primarily physicians, who are identified by a pharmaceutical company and generally invited using the Company's telerecruiting center. The attending physicians discuss therapeutic benefits of a new drug or new indication for a familiar drug under the chairmanship of a Company trained moderator. The meetings take place throughout the United States, either at a local hotel or restaurant over dinner (a clinical experience program or "CEP") or by teleconference (a clinical experience teleconference or "CET"). CET meetings are increasingly popular because physicians have a greater choice of meeting times and can interact with peers from around the country. The physicians who attend peer-to-peer meetings receive non-cash honoraria consistent with applicable American Medical Association (the "AMA") and pharmaceutical industry guidelines, which they may donate to charity or use for the purchase of items such as medical equipment or textbooks.

  BLP believes pharmaceutical companies select a peer-to-peer meeting provider based on the ability of the provider to attract the invited physicians to attend and the provider's performance record in communicating the customer's message effectively. The Company's customers purchase prescription drug tracking data from independent companies to measure the effectiveness of the peer-to-peer meetings. The prescription drug tracking data generally has demonstrated that physicians who attend the Company's meetings increase their prescriptions of drugs reviewed at the meetings. The Company believes that its reputation, which has been developed over 14 years of conducting peer-to-peer meetings, facilitates recruiting physicians to attend its peer-to-peer meetings.

  The Company believes that its moderators have been an important factor in the success of its peer-to-peer meetings. The Company historically has focused on hiring individuals with industry experience as moderators. BLP has developed training techniques to enable the moderators to lead effective peer-to-peer meetings and communicate the therapeutic benefits of a drug. Moderators are trained in such matters as how to best familiarize themselves with the product, how to prepare the proper setting for a meeting, how to deliver an effective presentation and how to coordinate the proper flow of information between the moderator and the physicians and among the physicians. In addition, BLP performs periodic quality reviews of its moderators and solicits feedback from customers and physicians about each moderator.

  BLP's contracts for the coordination and production of peer-to-peer meetings generally are fee based, although some contain a performance component which is monitored through the use of the independent prescription tracking systems. The Company's contracts typically require it to provide a certain number of meetings (usually 100 to 300) over a specified period of time (typically three to six months) on behalf of a customer. The terms of each of the Company's contracts vary based upon the complexity of the individual arrangement, whether the meetings will be CEP or CET meetings, the duration of the contract, the number of meetings and attendees covered by the contract and the locations for the meetings. The volume of meetings coordinated and produced by the Company has enabled it to obtain discount pricing and preferred scheduling from Marriott Hotels, which has a dedicated sales representative in the Company's office, and discount pricing from other vendors of services such as airlines and overnight courier services.

  In 1995, 1996 and 1997, BLP conducted 4,312, 7,749 and 10,398 peer-to-peer meetings, respectively. These meetings generated revenues of approximately, $20.6 million in 1995, $33.4 million in 1996 and $45.1 million in 1997 constituting 94.7%, 83.0% and 61.9%, respectively, of the Company's revenues in each of these years.

  Symposia. The Company added symposia in the fourth quarter of 1996 to complement its peer-to-peer meeting business. A Company organized symposium generally involves attendance by approximately 50 to 300 physicians over a weekend. The physicians hear presentations regarding a drug or treatment protocol presented by a faculty of experts in the field for the purpose of being trained to serve as consultants and spokespeople for the sponsoring pharmaceutical company. The sponsoring company pays the faculty in the form of fees or medical grants and reimburses faculty and attending physicians for their travel expenses.

  Symposia are organized and conducted on an in-person basis by BLP throughout the United States. BLP actively works with its customers to identify speakers and select locations for each conference. The Company utilizes its in-house travel agent and its other relationships with vendors to assist in coordinating symposia. The

Company believes that the key considerations for its customers in selecting a provider for symposia are cost and the ability to effectively organize a large medical conference.

  Pharmaceutical company sponsored symposia have been subject to past scrutiny which had an adverse effect on the market for symposia services. Physician attendance currently is subject to a number of industry and professional association guidelines designed to prevent conflicts of interest. In particular, these guidelines regulate the circumstances under which travel and lodging reimbursement and other payments to physicians are permissible. In light of these concerns, the Company adheres to its customers' instructions in conducting symposia. In the event of changes in law, regulatory policy or applicable industry or professional association guidelines or negative publicity concerning symposia sponsored by the pharmaceutical industry, customers may choose to alter their guidelines in ways that would make symposia and related consultancies less attractive to physicians and pharmaceutical companies. In addition, restrictions on such meetings could be imposed by governmental agencies, industry or professional associations or the pharmaceutical companies themselves. Finally, any of the Company's customers could be found to be in non-compliance with relevant law, policy or guidelines in their handling of symposia. Any of these events could have a material adverse effect on the demand for BLP's symposia services.

  The Company's symposium contracts generally are fee based. The terms of each of BLP's symposium contracts vary based upon the complexity of the individual arrangement, the duration of the contract, the number of symposia covered by the contract and their location. The Company conducted four symposia in 1996 (all of which occurred in the fourth quarter) and conducted 48 symposia in 1997. Symposia accounted for revenues of $1.5 million, or 3.8% of the Company's revenues in 1996. In 1997, symposia accounted for revenues of $20.7 million, or 28.3% of the Company's total revenues.

  Additional Conferencing Services. The Company provides a range of additional conferencing services. The Company emphasizes flexibility and conducts meetings in any format that can effectively communicate its customer's message. Video satellite conferences are an example of one of the many possible formats for meetings. Video satellite conferences are lectures sponsored by pharmaceutical companies. The speakers typically are physicians or other medical experts who are retained by the pharmaceutical company for a fee to discuss a new drug or indication or other medical topic. The Company broadcasts the conferences via satellite on television to various locations throughout the United States. The video satellite conferences typically utilize interactive media involving one-way video, two-way audio, and special keypads for audience participation. By using new forms of technology and media in connection with such video satellite conferences, and CET programs for peer-to-peer meetings, the Company seeks to enable its clients to effectively and efficiently communicate medical information to physicians so that physicians can better understand and utilize pharmaceutical products.

 Educational Conferencing Services

  Physicians and other healthcare professionals must dedicate a minimum number of hours to certified continuing education ("CE") to remain certified to practice their respective professions in certain jurisdictions. BLP coordinates CE conferences that are funded by pharmaceutical companies and held for approximately 50 to 350 healthcare professionals, primarily physicians, at various locations throughout the United States. Each CE conference is designed, if applicable, to satisfy CE requirements in accordance with relevant regulations or accreditation procedures. Not all of the educational conferences conducted by the Company are intended to satisfy certified CE requirements. As with the Company's promotional conferencing services, some of the CE programs are conducted by teleconference.

  The CE programs, which have been conducted by a separate division of the Company, utilize certain of the Company's core competencies in handling conferencing logistics. Because BLP has not historically been an accredited CE service provider, it typically provided these programs in conjunction with an accredited CE entity, such as a university, which was responsible for producing the program curriculum and related educational materials. The CE programs are frequently taped or otherwise recorded for further distribution to those individuals who are unable to attend.

  In March 1998, BLP acquired substantially all of the assets of Strategic Implications International, Inc. ("Strategic Implications"), a privately-held company located in Vienna, Virginia. Strategic Implications is a provider of continuing medical education and other related services, and has received accreditation by the American Council for Continuing Medical Education and the American Council on Pharmaceutical Education to provide such services. Such accreditations are subject to review by the applicable authorities following the transaction. Strategic Implications will be operated as a separate subsidiary of BLP. BLP is actively considering additional acquisitions in the educational services market.

 Product Marketing Services

  BLP introduced its product marketing service in 1996. The Company's customers tend to focus their marketing efforts on their key products because of budgetary and other constraints, and thus typically have a significant number of products with relatively limited sales that are not heavily marketed, if at all. The Company believes that the sales of certain of these products could be increased if their therapeutic benefits were actively communicated to physicians or other healthcare professionals. BLP believes it can leverage its customer relationships and existing services to market some of these products successfully by devising and implementing a variety of promotional and marketing strategies.

  The Company anticipates that product marketing engagements typically will involve the grant by a pharmaceutical company of rights to market a particular product for a specified period. The Company will generally bear most marketing costs during this period and in return share incremental revenue if the product achieves specified sales objectives. The Company contemplates that some of these engagements, however, may be fee based to some extent.

  The Company currently has the right in the United States to market Ponstel(R) (a registered trademark of Parke-Davis), an analgesic for dysmenorrhea manufactured by Parke-Davis, until July 1998, subject to extension by mutual agreement for successive terms of twelve months. Under the contract, the Company is compensated based on the increase in the sales of Ponstel(R) above an established baseline.

  The Company believes that pharmaceutical companies and their product managers may be attracted to product marketing services and the related revenue sharing structure because it enables them to obtain incremental revenue with minimal marketing expenses. The Company's product marketing service enables a product manager to obtain active promotion of products in the manager's portfolio that would not otherwise be actively promoted. The Company's involvement in product marketing need not be limited to a particular stage of a drug's life cycle, as the Company could obtain rights to market an underpromoted drug at any stage of a product's life cycle or supply product support in a vacant sales territory.

  Product marketing is subject to a number of the same risks as the Company's conferencing services, as well as additional risks that are not present in the Company's conferencing services, including the risk that the Company will expend resources to sell a product and not achieve the level of sales required to realize any revenue from its efforts. BLP will seek to manage this risk by carefully selecting the products it agrees to promote based on its assessment of multiple criteria, including, but not limited to, the potential responsiveness of the product to promotional activities, the capabilities of the pharmaceutical company's sales force and information obtained from physicians. Product marketing is a new business area for the Company, and there can be no assurance that the Company will establish a significant or lasting presence in this market.

 Teleservices

  With the proliferation of multiple forms of interactive media in the 1990s, companies in a variety of industries are increasingly using teleservices as a means of communicating information directly to current and prospective customers and widening the scope of their sales efforts. The Company has expanded its teleservice capabilities, in part, because it is a cost-efficient means, compared to in-person sales calls, to promote, market and sell pharmaceutical or other healthcare products to the highly fragmented universe of physicians, pharmacists and other healthcare professionals. For instance, the Company believes that small to mid-sized pharmaceutical companies, whose detailing forces are limited in size, may seek to expand their sales and marketing efforts for certain products through telemarketing.

  BLP believes that the use of teletechnology as a means of marketing pharmaceutical products is in an early stage of development and that there exists a wide range of potential future uses, particularly in relation to consumer healthcare. The Company's strategy involves leveraging its competitive strengths, including its established customer relationships, existing market position, broad range of available services and experience in communicating with physicians and other healthcare personnel, to provide an integrated communications strategy for its customers.

  With the opening of its new teleservice center in Norfolk, Virginia in July 1997, the Company's teleservices capability increased substantially. The Norfolk teleservice center is capable of traditional modes of teleservice plus more advanced forms of communication, such as internet and interactive computer capabilities, which the Company may use for CE and other purposes. The Company chose the Norfolk location as the site for its teleservice center based on the results of an extensive east coast site selection study which noted, among other factors, the existence of a large pool of available healthcare industry personnel such as nurses, and a redundantly-wired, fiber optic cable infrastructure resulting from the significant military presence in the area.

  As of December 1997, the Company had approximately 190 operational terminals at the Norfolk facility and anticipates expanding to approximately 310 terminals by May 1, 1998. In connection with the expansion of capacity at the Norfolk facility, the Company reduced the number of teleservice terminals operational in New Jersey from 125 at September 1997 to approximately 25. A primary reason for the increase in operational terminals in Norfolk and the related decrease in New Jersey was management's decision to shift a significant portion of the telerecruiting function for its conferencing services to the Norfolk facility in order to take advantage of the technology and facility investment made by the Company in its new teleservices center. With respect to both its New Jersey and Norfolk teleservice facilities, the Company believes it has adequate disaster recovery plans, including, among other protections, the ability to regularly back-up data and to access auxiliary power when needed, although there can be no assurance that such plans will be effective in the case of an actual emergency.

  The Norfolk facility is being used for telemarketing, teledetailing (i.e., using the telephone to speak to physicians about pharmaceutical products), telerecruiting for its conferencing services, in connection with its field sales force logistics services and for an inbound consumer help line. BLP contemplates broadening the activities of the center to include other traditional marketing services targeted to the healthcare industry, including marketing and sales support, physician recruitment and fulfillment (i.e., the fulfillment of requests for items such as drug samples, product information packets, product studies and other marketing and promotional materials) from the center's adjacent warehouse of supplies. The Company's potential teleservice businesses include: maintaining consumer health and drug and disease information lines; handling general health information, wellness and triage calls; and disease state education.

  BLP contemplates offering its teleservices to managed care companies as a means of promoting proper drug use by their members. For instance, the Company is exploring the possibility of providing information about drugs and holding meetings about drug treatment for managed care patients who are failing to take the medications prescribed by their physicians. The Company believes that such a service could help reduce the costs of the managed care provider by improving the health of its patients, while simultaneously providing information about a pharmaceutical company's product.

  Teleservices is a new business area for the Company involving a number of the same risks as the Company's conferencing services, as well as additional risks not present in its traditional business, such as the risk of competition from larger, established companies having greater resources and access to capital. There can be no assurance that the Company will establish a significant or lasting presence in this market.

 Contract Sales Services

  BLP established a contract sales organization (the "CSO") in August 1997. The Company believes that contract sales is another attractive outsourced service to pharmaceutical companies because it allows a customer to shift fixed cost to variable cost by outsourcing portions of its sales function and to respond quickly to the need for alternative and additional sales support for its products. The Company expects that the CSO will engage in traditional product detailing efforts, which involve providing pharmaceutical product samples and related promotional and educational materials to physicians. In addition, the CSO will utilize advanced information technology and interface with the teleservices business to offer clients a fully integrated sales approach. This approach will include unique training, development and recruiting disciplines designed to enable the CSO to compete effectively to service the specialized needs of the pharmaceutical industry. BLP believes it can leverage its existing customer relationships and market reputation to obtain projects for the CSO.

  The Company currently has two contracts for its CSO. In connection with BLP's initial project, which expires in August 1998, the Company has hired approximately 100 salaried sales representatives. In connection with the second contract, which extends from January 1998 to December 1998, the Company expects to hire approximately 100 salaried sales representatives by April 1998.

  The Company expects that its CSO will continue to be structured along the dedicated sales force model, with groups of sales persons recruited by BLP to conduct sales for a particular client. The Company is currently in negotiations to provide contract sales services for additional customers.

  BLP believes that the quality of sales representatives, speed of recruitment and management of the CSO are the most important factors in responding to its customers' needs for outsourced sales support. The Company believes that its established reputation in the industry, as well as its ability to provide an array of complementary promotional services, will assist it in expanding its CSO.

  Contract sales is a new business area for BLP involving a number of the same risks as the Company's conferencing services, as well as additional risks not present in its traditional business, such as the risk of competition from larger, established companies having greater resources and access to capital. For instance, some of the Company's larger competitors have computerized resume tracking systems for recruiting contract sales representatives. There can be no assurances that the Company will establish a significant or lasting presence in this market.

 Field Sales Force Logistics

  The Company's customers generally provide their sales forces in the field with budgets with which to engage in promotional and educational efforts. Because these field sales representatives typically have been responsible for planning, coordinating and implementing these efforts with in-house staff, outside vendors and meeting participants, the Company believes that the representatives have historically had to divert valuable time away from their primary sales and education activities. BLP's field sales force logistics organization was created to allow pharmaceutical companies to increase the efficiency and reach of their field sales forces by providing integrated outsource solutions for the sales forces' meeting planning, event coordination and other logistical needs. The Company believes that field sales force logistics represents a substantial, emerging business opportunity, and that its historical expertise and ability to invest in technology provide it with a strategic advantage in delivering such services to potential customers.

  The Company's field sales force logistics organization is designed to handle all logistical matters for the field sales force of a customer upon the direction of the sales force personnel. For example, a field sales representative could contact a dedicated resource at BLP and request the implementation of a meeting with doctors in an indicated field to be chaired by a specified speaker. The Company would secure the meeting site, target and generate the appropriate audience, identify and/or contact the speaker, arrange for attendee and speaker travel arrangements, send out invitations and post-meeting thank you notes, assist in obtaining any necessary approvals from the home office and handle all other logistical details. The Company acts as the centralized source for data collection and report generation for the relevant programs, which information is provided to the home office. BLP also makes available to the sales representative relevant data on the programs on a real-time basis via the internet and other forms of remote access.

  BLP began forming a field sales force logistics organization in late 1997. In March 1998, the Company signed a contract with a large pharmaceutical company to provide field sales force logistics services for up to a two-year period. Pursuant to that contract, the Company has created an organization of approximately 80 employees dedicated to servicing the field sales force logistics requirements of that customer. BLP is currently in the preliminary stages of negotiations to provide field sales force logistics services to other customers.

  Field sales force logistics is a new area of business for BLP involving a number of the same risks as the Company's conferencing services, as well as risks not present in its traditional business, such as the risks that it will be unable to efficiently implement the significant planning and coordination efforts required by this business or that this new service will not be accepted generally by pharmaceutical companies. There can be no assurance that the Company will establish a significant or lasting presence in the market, or that this market will develop at all.

CUSTOMERS

  BLP believes that its relationships with its customers, which include many of the largest pharmaceutical companies, are among its most important strategic advantages. The Company has enjoyed long standing relationships with many of its customers, a number of which have lasted for more than a decade. Prior to 1996, the Company's customers principally engaged the Company to hold peer-to-peer meetings. Commencing in 1996, several of the relationships expanded to include other services such as symposia, product marketing and teleservices. The Company believes that the quality and stability of its customer list promotes the stability of its core business and that the scope and complexity of its customers' marketing needs present opportunities for expansion into new areas.

  BLP's customer relations strategy focuses on maintaining strong relationships with product managers and senior management at each of its customers and providing creative, focused and result-oriented solutions to their marketing needs. The Company's account managers (currently 20 individuals) develop relationships principally with the product managers at the pharmaceutical companies and spend significant time on-site at customer facilities. The Company's account managers work with the product managers to implement, and in some cases assist in developing, the customer's marketing plan within a prescribed budget. Although the Company markets competing products from time to time, it does not market such products through the same type of promotional or marketing service without the consent of its customers.

  The Company's customer relations strategy involves obtaining preferred provider status whenever possible. The Company has achieved preferred provider status for its services with Glaxo Wellcome and Parke-Davis. Although preferred provider status has different meanings with each customer, the Company believes that such status generally provides a competitive advantage in obtaining additional business from the customer.

  Revenue from two customers,    and   , accounted for approximately
$35,900,000 (49%) and $13,400,000 (18%), respectively, of total revenue for the Company for the year ending December 31, 1997.

COMPETITION

  The business of providing promotional, marketing, educational and other services to the pharmaceutical industry is competitive. The business of providing pharmaceutical conferencing services is highly fragmented and the Company's competitors in this area generally include smaller, regionally focused companies that provide a limited number of promotional, marketing, educational and other services, usually focused on the pharmaceutical industry. Several of the Company's competitors in this area, however, offer services that are somewhat wider in scope. Although BLP believes it is a leading provider of peer-to-peer meetings, there are many larger providers of symposia and educational conferences.

  As BLP seeks to expand its range of services, it is likely to face competition from companies which already have established a strong business presence providing similar services to other businesses. The outsourced product marketing business is currently in its formative stage and is expected to become increasingly competitive. In addition, the sale of a pharmaceutical product and its related assets to a third party is a competing strategy by which pharmaceutical companies may seek to maximize returns from products that might otherwise be candidates for the Company's product marketing services. A large number of companies currently provide teleservices such as telemarketing and teledetailing to companies in many industries including the pharmaceutical industry, and many of these companies have greater resources and access to capital than the Company. The provision of contract sales services is also a relatively new and undeveloped industry in the United States, and the Company faces significant competition in providing such services from larger, established companies having greater resources and access to capital. For instance, some of the Company's larger competitors have computerized resume tracking systems for recruiting contract sales representatives. The Company believes that no other companies are currently providing the broad scope of field sales force logistics services on a scale equivalent to those services available through the Company's field sales force logistics organization, although other companies with greater resources may decide to expand their service offerings into this area.

  Overall, BLP believes that its most significant competition is potentially from other companies that provide outsourced promotional, marketing, educational and field sales force logistics services and large advertising agencies which may seek to expand their service offerings. In addition, the pharmaceutical companies' in-house marketing departments may provide similar services to those provided by BLP and competition could increase as a result of the expansion of the in-house marketing capabilities by BLP's customers or in the pharmaceutical industry generally.

  BLP competes against other companies offering pharmaceutical conferencing and other outsourced promotional, marketing, educational and field sales force logistical services on the basis of such factors as reputation, quality, experience, performance record, effectiveness of service, ability to offer a range of integrated services, ability to provide services quickly and price. Some of the Company's distinguishing characteristics are the longevity of its relationships with its customers, its reputation for quality service and its ability to offer a relatively broad range of services.

GOVERNMENT AND INDUSTRY REGULATION

  The healthcare industry is subject to extensive regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and reimbursement of healthcare services and products, including pharmaceutical products. Certain areas of the telemarketing and teleservices industry recently also have become subjected to increasing government regulation. It is possible that additional or amended laws, regulations or guidelines could be adopted in the future.

  BLP's service offerings are affected by various guidelines promulgated by industry and professional organizations. For example, certain ethical guidelines promulgated by the AMA govern, among other matters, the receipt by physicians of gifts from health-related entities. These guidelines govern the honoraria and other items of pecuniary value which AMA-member physicians may receive in connection with peer-to-peer meetings and symposia sponsored by the pharmaceutical company customers of the Company. Similar regulations have been implemented by other professional and industry organizations, such as the Pharmaceutical Manufacturers Association, and some of the Company's customers also have their own policies regarding such matters. The provision of CE services is subject to compliance with guidelines promulgated by various accreditation bodies. For instance, providers of continuing medical education programs must comply with the rules of the Accreditation Council of Continuing Medical Education (the "ACCME") or the American Council on Pharmaceutical Education (the "ACPE") in order for the provider of the program to receive accreditation from the ACCME. Other professional associations and some of the Company's customers also have their own standards for continuing education programs.

  The pharmaceutical industry is subject to extensive federal regulation and oversight by the FDA. For instance, the Federal Food, Drug and Cosmetic Act, as supplemented by various other statutes, regulates, among other matters, the approval, labeling, advertising, promotion, sale and distribution of drugs, including the practice of providing product samples to physicians. Under this statute, the FDA asserts its authority to regulate all promotional activities involving prescription drugs. For example, in connection with focus groups conducted by one of the Company's competitors, the FDA recently issued warning letters indicating concern about the manner in which the focus groups were conducted, and the FDA also questioned the content of the information provided to the focus group participants and requested delivery of remedial information. Accordingly, the businesses of BLP and its customers, to the extent such business involves promotion and marketing of pharmaceutical products, are subject to the extensive regulation governing the pharmaceutical industry, and there can be no assurance that the Company will not be subject to increased regulatory scrutiny in the future.

  Certain portions of the telemarketing and teleservices industry have become subject to increased federal and state regulation in recent years. The rules of the Federal Communications Commission (the "FCC") under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require telemarketers to make certain disclosures when soliciting sales. The Company believes its operating procedures comply with the telephone solicitation rules of the FCC and the FTC. However, there can be no assurance that additional federal or state legislation, or changes in the regulatory environment, would not limit the activities of the Company or its customers in the future or significantly increase the cost of regulatory compliance.

  The failure of BLP or its customers to comply with, or any change in, the applicable regulatory requirements or professional organization or industry guidelines could, among other things, limit or prohibit the Company or its customers from conducting certain business activities, subject the Company or its customers to adverse publicity, increase the costs of regulatory compliance or subject the Company or its customers to monetary fines or other penalties. Any such actions could have a material adverse effect on the Company.

LIABILITY AND INSURANCE

  Participants in the healthcare industry have become subject to an increasing number of lawsuits alleging malpractice, product liability and other legal theories, many of which involve large claims and significant legal costs. As a provider of promotional, marketing, educational and field sales force logistics services to the pharmaceutical industry, BLP is subject to the risk of being named as a party in such lawsuits. As a result of its introduction of product marketing services, teleservices and contract sales services, the Company believes that the relative likelihood of becoming involved in litigation regarding the information given or products sold or distributed by its personnel has increased, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if any such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expenses, which could have a material adverse effect on the Company.

  BLP maintains insurance policies, including liability insurance, which it believes to be adequate in amount and coverage for the current size and scope of its operations. There can be no assurance, however, that the coverage maintained by the Company will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost. Although the Company has not experienced difficulty in obtaining insurance coverage in the past, the Company expects to seek increased insurance coverage in connection with expanding its service offerings and there can be no assurance that it will be able to obtain continued or increased insurance coverage on acceptable terms or at all. In addition, although the Company's contracts with its customers sometimes require the customer to indemnify the Company for the customer's negligent conduct, the contracts do not provide for adequate indemnification against many of the potential litigation risks facing the Company and often require the Company to indemnify its customer for the Company's negligence. BLP, therefore, could be held responsible for losses incurred in connection with the performance of its services under the terms of these contracts or otherwise and could incur substantial costs in connection with legal proceedings associated with its services or the pharmaceutical products with respect to which it provides services.

LEGAL PROCEEDINGS

  Thomas S. Boron, a former stockholder and officer of the Company, filed a complaint on March 27, 1998 in the United States District Court for the District of New Jersey against the Company, Patrick G. LePore and Gregory F. Boron, senior officers and directors of the Company, and Michael W. Foti and Christopher J. Sweeney, former officers of and current consultants to the Company, alleging, among other matters, securities and common law fraud and breach of contract in connection with the settlement of contractual arrangements with Thomas S. Boron in December 1996. See "Certain Transactions." The damages sought by Thomas S. Boron are not stated in the complaint. The Company's By-laws provide for mandatory indemnification of the Company's officers and former officers to the fullest extent authorized by the Delaware General Corporation Law against all expenses incurred in proceedings in which an officer or former officer is involved as a result of serving or having served as an officer, director or employee of the Company. The Company believes the allegations of Thomas S. Boron are without merit and intends to contest them vigorously. The Company believes that the matter may involve significant litigation-related expenses but that it will not have a material adverse effect on its financial condition or results of operations; there can be no assurance, however, that this will be the case.

  In addition, the Company, from time to time, is involved in legal proceedings incurred in the normal course of business. The Company believes none of these proceedings will have a material adverse effect on the financial condition or liquidity of the Company.

FACILITIES AND EMPLOYEES

  BLP's corporate headquarters are located in Fair Lawn, New Jersey, in approximately 14,520 square feet of space occupied under a lease which expires on July 31, 1999. In March 1998, the Company entered into a lease for additional space in the same building as its corporate headquarters. This lease, which expires on January 31, 2000, is for 5,600 square feet of immediately available space and 2,700 square feet to be occupied on July 1, 1998. The Company currently leases an additional 5,247 square feet of space for a call center in Fair Lawn, New Jersey and 2,500 square feet of office space in Raleigh, North Carolina.

  The Company commenced operations at its teleservice center in Norfolk, Virginia, in July 1997. The space for the teleservice center currently consists of approximately 28,700 square feet under a lease expiring in July 2007, with options to expand the lease space. BLP also has leased a 14,248 square foot warehouse adjacent to the teleservice center which is used for fulfillment functions.

  The Company also leases 11,165 square feet of office space in Piscataway, New Jersey, which lease expires on January 1, 2003.

  As of December 31, 1997, BLP had 708 employees, including 430 full-time employees and 278 part-time employees. Of the full-time employees, 63 were moderators, 23 were engaged in sales, 219 were engaged in sales support and production, 99 were contract sales representatives, one was engaged in business development and 25 were engaged in general and administration. The Company is not party to a collective bargaining agreement with a labor union and considers its relations with its employees to be good.

                                  MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  Executive officers, key employees and directors and their ages as of April 15, 1998 were as follows:

NAME                            AGE                  POSITION
----                            ---                  --------
Patrick G. LePore..............  43 Chairman of the Board, Chief Executive
                                    Officer, President and Director
Gregory F. Boron...............  45 Chief Operating Officer, Executive Vice
                                    President--Administration and Director
Timothy J. McIntyre............  42 Executive Vice President and President--
                                    Promotional Conferencing Services Division
Brian J. Smith.................  42 Executive Vice President and President--BLP
                                    Sales Support Division
Martin J. Veilleux.............  36 Executive Vice President--Finance, Chief
                                    Financial Officer, Secretary and Treasurer
Christos S. Efessiou...........  40 Executive Vice President and President--
                                    Strategic Implications International, Inc.
Arthur R. Marchesini...........  37 Vice President and General Manager--
                                    Promotional Conferencing Services Division
Roger Boissonneault(1).........  49 Director
Roger B. Kafker(1).............  36 Director
Jacqueline C. Morby(2).........  60 Director
Joseph E. Smith................  59 Director
John A. Staley, IV(2)..........  54 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Patrick G. LePore joined the Company in 1985 after six years at Hoffmann-La Roche, a pharmaceutical company, where he worked as a product manager from 1982 to 1983 and as a product director from 1983 to 1985. He became President and Chief Executive Officer of the Company in January 1992 and became Chairman of the Board in December 1996.

  Gregory F. Boron joined the Company in 1985 after leaving the U.S. Army as a Major. He served as Vice President and Chief Financial Officer from January 1991 to November 1993 and as Executive Vice President, Administration and Production from November 1993 to December 1996. Since December 1996, he has served as Chief Operating Officer and Executive Vice President--Administration of the Company.

  Timothy J. McIntyre joined the Company as Executive Vice President-- Corporate Development and became Executive Vice President of the Company and President--Promotional Conferencing Services Division in June 1997. Prior to joining the Company, he served as President and Chief Executive Officer of Managed Marketing LLC, a healthcare marketing intelligence company, from October 1995 until March 1997. From June 1991 until October 1995, he was President of Medical News Network, a subdivision of Whittle Communications LP, a marketing communications company, and from 1987 to 1991, he was Group President of VNU Group, a conglomerate of healthcare and consumer marketing intelligence companies.

  Brian J. Smith joined the Company as Executive Vice President and President--BLP Sales Support Division in August 1997. Prior to joining the Company, he served as Vice President of Sales and Marketing of Watson Laboratories, Inc., a pharmaceutical manufacturing company and a subsidiary of Watson Pharmaceuticals, Inc., from August 1995 until joining the Company and as Director of Marketing/Managed Care at Forest Laboratories, Inc., a pharmaceutical manufacturing company from August 1988 to July 1995.

  Martin J. Veilleux joined the Company as Controller in March 1997 and became Executive Vice President--Finance, Chief Financial Officer, Secretary and Treasurer in July 1997. Prior to joining the Company, he served in positions of increasing responsibility over a ten year period at Concurrent Computer Corporation, serving most recently as Director of Finance from November 1991 to September 1994 and as Corporate Controller until leaving Concurrent Computer in September 1996.

  Christos S. Efessiou joined the Company in March 1998 as Executive Vice President and President of Strategic Implications International, Inc., a wholly-owned subsidiary specializing in continuing health care education. From 1991 to March, 1998, he served as Chief Executive Officer of Strategic Implications, a corporation he founded in 1991 and whose assets were purchased by the Company in 1998. From May 1990 to May 1991 he was Group Product Manager, Cardiovascular Products, at Boehringer Mannheim Pharmaceuticals Corporation, and from August 1985 to May 1990 he held a variety of sales and marketing positions at Boehringer Ingelheim Pharmaceuticals, Inc. From 1992-1995 he held a position in respiratory care and continuing education at the Brigham and Women's hospital in Boston and the Newton-Wellesley Hospital, a Tufts Medical School affiliate.

  Arthur R. Marchesini, Jr. joined the Company as Vice President and General Manager--Promotional Conferencing Services Division in September 1997. Prior to joining the Company, he was with Merck for eleven years and held positions in Sales, Sales Training, Field Administration, District Sales Management and Product Management, serving most recently as Senior Director of Managed Care.

  Roger Boissonneault has served as a director of the Company since April 1997 and is the President of Warner-Chilcott Laboratories, Inc., a pharmaceutical company. Before becoming President of Warner-Chilcott Laboratories, Inc. in April 1996, he was associated with Warner-Lambert Co., the former parent company of Warner Chilcott, since 1976, most recently as Vice President, Female Health Care from October 1991 to January 1994 and Vice President and General Manager from January 1994 to April 1996.

  Roger B. Kafker has served as a director of the Company since December 1996. He has been associated with TA Associates, Inc. or its predecessor since 1989 and became a Principal of that firm in 1994 and a Managing Director in 1995. Mr. Kafker is also a director of ANSYS, Inc., a computer software company, Monarch Dental Corporation, a manager of dental group practices, and Affiliated Managers Group, Inc., an investment management holding company.

  Jacqueline C. Morby has served as a director of the Company since December 1996. She has been Managing Director or a partner of TA Associates, Inc. or its predecessor since 1982. Ms. Morby is also a director of ANSYS, Inc., a computer software company, Ontrack Data International, Inc., a data recovery and software company, and Pacific Life Corp., a life insurance company.

  Joseph E. Smith served in various positions with Warner-Lambert Co., a pharmaceutical company, from March 1989 until his retirement in September 1997. He was a corporate vice president at Warner-Lambert and served as a member of the office of the Chairman and as a member of the firms management committee. He also served as President, Pharmaceuticals (Parke-Davis) and President, Shaving Products (Schick and Wilkinson Sword). Mr. Smith is also a director of VIVUS, Inc., a pharmaceutical company and Penederm, Inc., a pharmaceutical company.

  John A. Staley, IV has served as a director of the Company since May 1997. Mr. Staley was Chief Executive Officer of Federated Research Corp., an investment management firm and a subsidiary of Federated Investors Inc. which is, in turn, a wholly owned subsidiary of Federated Investors, a Delaware business trust, from 1984 through November 1994 when he retired. Upon his retirement, Mr. Staley worked as a self-employed financial advisor from November 1994 to November 1996 and has been the Chief Executive Officer of Staley Capital Advisers, Inc., an investment advisory firm, from November 1996 to present. He is also a director of Robroy Industries, Inc., a manufacturer of conduit products.

BOARD OF DIRECTORS

  The number of directors of the Company is currently fixed at seven. The Company's Board of Directors is divided into three classes, with the members of each class of directors serving for staggered three-year terms. The Board consists of two Class I Directors (Ms. Morby and Mr. Staley), three Class II Directors (Mr. Boron, Mr. Kafker and Mr. Smith) and two Class III Directors (Mr. Boissonneault and Mr. LePore), whose terms will expire at the 1998, 1999 and 2000 annual meetings of stockholders, respectively.

  The Board of Directors has established an Audit Committee (the "Audit Committee") and a Compensation and Option Committee (the "Compensation Committee"). The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's annual operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence. The Audit Committee consists of Mr. Kafker and Mr. Boissonneault, neither of whom is an officer nor an employee of the Company. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, determines the options or stock to be granted to eligible persons under the 1996 Stock Plan and takes such other action as may be required in connection with the Company's compensation and incentive plans. The Compensation Committee consists of Ms. Morby and Mr. Staley.

  Non-employee directors other than Mr. Kafker and Ms. Morby (the "Independent Directors") each purchased 6,666 shares of restricted Class A Common Stock for $3.00 per share upon joining the Board, and receive fees of $2,000 for each meeting of the Board of Directors and $1,000 for each meeting of a Board committee they attend. Further, each director is reimbursed for reasonable travel and other expenses incurred in attending meetings. See "Management-- Employee Stock and Other Benefit Plans--Restricted Stock Grants."

EXECUTIVE COMPENSATION

  Summary Compensation. The following summary compensation table sets forth information for each of the last two fiscal years concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer, the four most highly compensated executive officers at the end of Fiscal 1997 who earned in excess of $100,000 during 1997, and one additional individual who would have been included in the four most highly compensated executive officers but for the fact that he was not serving as an executive officer at the end of Fiscal 1997 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                               LONG-TERM
                                                              COMPENSATION
                                  ANNUAL COMPENSATION            AWARDS
                                  ------------------------  ----------------
                                                               SECURITIES
                                                               UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY $)      BONUS($)   OPTIONS (SHARES) COMPENSATION($)
---------------------------  ---- ----------     ---------  ---------------- ---------------
Patrick G. LePore.......     1997    315,000        45,000      100,000            73,167(1)(2)
 Chairman, President and     1996    421,226       998,700          --          1,769,301(3)(4)
 Chief Executive Officer
Gregory F. Boron........     1997    285,000           --           --             31,365(1)(2)
 Chief Operating Officer     1996    392,886       897,200          --            719,263(3)(4)
Timothy J. McIntyre(5)..     1997    113,462       100,000      249,999            86,970(1)(6)
 Executive Vice              1996        --            --           --                --
 President
Brian Smith(7)..........     1997     68,535       100,000      200,000             8,022(1)
 Executive Vice              1996        --            --           --                --
 President
Martin J. Veilleux(8)...     1997    101,500        30,000       59,999             7,886(1)
 Executive Vice              1996        --            --           --                --
 President and
 Chief Financial Officer
Christopher J.               1997    207,419           --           --             34,301(1)(2)
 Sweeney(9).............     1996    325,884(10)   109,400          --          5,702,630(3)(11)
 Former Executive Vice
 President

--------
 (1) Includes an auto allowance of $12,619 for Mr. LePore; $9,645 for Mr. Boron; $3,388 for Mr. McIntyre; $3,150 for Mr. Smith; $3,000 for Mr. Veilleux; and $10,800 for Mr. Sweeney; and insurance premiums paid by the Company of $17,461 on behalf of Mr. LePore; $14,339 on behalf of Mr. Boron; $8,582 paid on behalf of Mr. McIntyre; $4,872 paid on behalf of Mr. Smith; $4,886 paid on behalf of Mr. Veilleux; and $7,086 paid on behalf of Mr. Sweeney.
 (2) Includes club dues paid by the Company on behalf of $43,087 for Mr. LePore; $7,381 paid on behalf of Mr. Boron; and $16,415 paid on behalf of Mr. Sweeney.
 (3) Includes special bonuses, including a bonus paid as part of the Company's 1996 recapitalization transaction, totaling the following amounts: Mr. LePore $1,739,499, Mr. Boron $696,125, and Mr. Sweeney $5,694,230. See
     "Certain Transactions."
 (4) Includes premiums on life insurance paid by the Company of $29,802 on behalf of Mr. LePore and $23,138 paid on behalf of Mr. Boron.
 (5) Employment commenced in January 1997.
 (6) Includes a relocation bonus of $75,000.
 (7) Employment commenced in August 1997.
 (8) Employment commenced in March 1997.
 (9) Mr. Sweeney resigned in September 1997.
(10) Includes $150,884 Mr. Sweeney earned in sales salaries prior to becoming an executive officer in July 1996.
(11) Includes a car allowance of $8,400.

  Option Grants. The following table sets forth certain information concerning the grant of options to purchase Common Stock of the Company to the Named Executive Officers who received such grants during Fiscal 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS
                         ------------------------------------------------
                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                         NUMBER OF       PERCENT                             ANNUAL RATES OF
                         SECURITIES      OF TOTAL                              STOCK PRICE
                         UNDERLYING      OPTIONS     EXERCISE                 APPRECIATION
                          OPTIONS        GRANTED      OR BASE              FOR OPTION TERM(1)
                          GRANTED      TO EMPLOYEES  PRICE PER EXPIRATION ---------------------
   NAME                   (#) (2)     IN FISCAL YEAR  ($/SH)      DATE      5% ($)    10% ($)
   ----                  ----------   -------------- --------- ---------- ---------- ----------
Patrick G. LePore.......  100,000(3)       14.0%       22.00    11/10/07   1,383,600  3,506,200
Timothy J. McIntyre.....  199,999(4)       28.0%        9.45     6/30/07   1,188,594  3,011,985
                           50,000(5)        7.0%       22.00    11/10/07     691,750  1,753,100
Brian J. Smith..........  200,000(6)       28.0%       12.00     8/18/07   1,509,200  3,825,000
Martin J. Veilleux......   13,333(7)        1.9%        9.45     6/09/07      79,238    200,795
                           46,666(8)        6.5%       12.00     8/07/07     352,174    892,460

--------
(1) This column shows the hypothetical gain or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares, or reflect non-transferability, vesting or termination provisions. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock.
(2) All options are subject to the employee's continued employment and terminate ten years after the grant date. All options were granted at fair market value as determined by the Compensation Committee of the Board of Directors.
(3) Such options become exercisable in four equal annual installments, commencing on November 10, 1998.
(4) Such options become exercisable on June 30, 2004, subject to earlier vesting based on achievement of specified performance objectives.
(5) Such options become exercisable in two equal annual installments, commencing on November 10, 1998.
(6) 66,666 options vest and become exercisable on September 29, 1998. The remaining 133,334 options vest in 5 equal annual installments beginning on August 18, 2000, subject to earlier vesting based on achievement of specified performance objectives.
(7) Such options become exercisable in four equal annual installments, commencing on June 9, 1998.
(8) Such options become exercisable in four equal annual installments, commencing on August 7, 1998.

  Option Exercises and Option Values. The following table sets forth information concerning the number and value of unexercised options to purchase Common Stock of the Company held by the Named Executive Officers who held such options at December 31, 1997. No Named Executive Officer exercised any options to purchase Common Stock during 1997.

                   AGGREGATED FISCAL YEAR-END OPTION VALUES

                              NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                         UNDERLYING UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                            AT DECEMBER 31, 1997 (#)          AT DECEMBER 31, 1997 ($) (1)
                         ----------------------------------   -------------------------------
NAME                      EXERCISABLE       UNEXERCISABLE      EXERCISABLE     UNEXERCISABLE
----                     --------------    ----------------   --------------  ---------------
Patrick G. LePore.......              --              100,000             --           550,000
Timothy J. McIntyre.....           66,667             183,332       1,203,339        2,681,642
Brian J. Smith..........              --              200,000             --         3,100,000
Martin J. Veilleux......              --               59,999             --           963,984

--------
(1) Based on the last reported sale price on the Nasdaq National Market on December 31, 1997 ($27.50 per share) less the option exercise price.

EMPLOYEE STOCK AND OTHER BENEFIT PLANS

 1996 Stock Option and Grant Plan

  Summary of the Plan. The Plan was initially adopted by the Board of Directors in December 1996 and was subsequently approved by the Company's stockholders. The Plan permits (i) the grant of Incentive Options, (ii) the grant of Non-Qualified Options, (iii) the issuance or sale of Common Stock with or without vesting or other restrictions ("Restricted Stock") (iv) the issuance or sale of Common Stock without restrictions ("Unrestricted Stock"),
(v) the grant of Common Stock upon the attainment of specified performance goals ("Performance Share Awards collectively, with Restricted Stock", "Stock Grants"), (vi) the grant of the right to receive cash dividends with the holders of the Common Stock as if the recipient held a specified number of shares of the Common Stock ("Dividend Equivalent Rights") and (vii) the grant of the right to receive the value of the excess of the fair market value of the common stock over the exercise price of the Common Stock ("Stock Appreciation Rights") or "SARs"). These grants may be made to officers and other employees, directors, advisors, consultants and other key persons of the Company and its subsidiaries. The 1996 Stock Plan currently provides for the issuance of 3,000,000 shares of Common Stock plus an additional number of shares equal to five percent (5%) of the shares of stock issued by the Company in the previous six months (measured as of June 30 and December 31 of each year). Currently, no more than 3,000,000 shares can be granted as incentive stock options. On April 25, 1998, the Board of Directors voted to increase the base number of shares reserved for issuance under the 1996 Stock Plan by 1,000,000 shares and to increase the number of shares for which incentive stock options may be issued under the 1996 Stock Plan by 1,000,000 shares to 4,000,000. Of the shares currently reserved for issuance, (i) 929,893 shares were subject to outstanding options with a weighted average exercise price of
$   per share at April 15, 1998 and (ii) 1,212,986 shares were sold pursuant to restricted and unrestricted stock awards for an aggregate cash purchase price of $574,733 as of April 15, 1998. The Company has repurchased 466,666 of these shares from a former executive officer of the Company. See "Certain Transactions." These repurchased shares are not available for future grant under the 1996 Stock Plan. As of April 15, 1998, 854,739 shares were available for future grant under the 1996 Stock Plan. On and after the date the 1996 Stock Plan becomes subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, options with respect to no more than 333,333 shares of Common Stock may be granted to any one individual in any calendar year.

  The 1996 Stock Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1996 Stock Plan, the Compensation Committee has full power to determine from among the persons eligible for grants under the 1996 Stock Plan the individuals to whom grants will be granted, the combination of grants to participants and the specific terms of each grant, including vesting. Incentive Options may be granted only to officers or other full-time employees of the Company or its subsidiaries, including members of the Board of Directors who are also full-time employees of the Company or its subsidiaries. The Compensation Committee may delegate the power to grant options to non-executive employees to the Company's Chief Executive Officer.

  The 1996 Stock Plan also permits Stock Grants, Performance Share Awards, grants of Dividend Equivalent Rights and SARs. Stock Grants may be made to persons eligible under the 1996 Stock Plan, subject to such conditions and restrictions as the Compensation Committee may determine. Prior to the vesting of shares, recipients of Stock Grants generally will have all the rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the 1996 Stock Plan or in any agreement. The Compensation Committee may also make Stock Grants to persons eligible under the 1996 Stock Plan in recognition of past services or other valid consideration, or in lieu of cash compensation. In the case of Performance Share Awards, the issuance of shares of Common Stock will occur only after the conditions and restrictions set forth in the grant agreement are satisfied. SARs may be granted in tandem with, or independently of, Incentive Options or Non-Qualified Options. The Compensation Committee may also grant Dividend Equivalent Rights in conjunction with any other grant made pursuant to the 1996 Stock Plan or as a free standing grant. Dividend Equivalent Rights may be paid currently or deemed to be reinvested in additional shares of Common Stock, which may thereafter accrue further dividends.

  The Compensation Committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1996 Stock Plan may be exercised or vest. Vesting of options granted under the 1996 Stock Plan generally does not accelerate on a dissolution, liquidation or sale of the Company. Options held by directors and certain employees vest in whole or part on such events. To the extent not fully vested and exercised, options granted under the 1996 Stock Plan terminate upon the dissolution, liquidation or sale of the Company, except as the Compensation Committee shall otherwise determine.

  Options. The option exercise price of options granted under the 1996 Stock Plan is determined by the Compensation Committee but, in the case of Incentive Options, may not be less than 100% of the fair market value of the underlying shares on the date of grant. If any employee of the Company or any subsidiary owns (or is deemed to own) at the date of grant shares of stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary, the option exercise price for Incentive Options granted to such employee may not be less than 110% of the fair market value of the underlying shares on that date. Non-Qualified Options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options typically are subject to vesting schedules, terminate 10 years from the date of grant and may be exercised for specified periods subsequent to the termination of the optionee's employment or other business relationship with the Company. At the discretion of the Compensation Committee, any option may include a "reload" feature pursuant to which an optionee exercising an option receives in addition to the number of shares of Common Stock due on the exercise of such an option an additional option with an exercise price equal to the fair market value of the Common Stock on the date such additional option is granted. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Compensation Committee or, in the sole discretion of the Compensation Committee, by delivery of shares of Common Stock already owned by the optionee. The exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker selling the underlying shares from the optionee, or by the delivery of a promissory note if the Board has authorized the loan of funds, provided that at least the par value of the shares is paid other than by promissory note.

  Restricted and Unrestricted Stock Grants. Since adopting the 1996 Stock Plan, the Company has sold an aggregate of 802,988 shares of restricted Common Stock to employees and directors of the Company under the 1996 Stock Plan for an aggregate cash purchase price of $390,883, including an aggregate of 400,000 shares sold to Messrs. LePore & Boron for an aggregate cash purchase price of $171,000. The Company has sold an aggregate of 409,998 shares of unrestricted Common Stock to employees and consultants for an aggregate cash purchase price of $183,850. These shares generally vest upon the achievement of specified performance objectives and/or at a specified date or dates, with unvested shares subject to repurchase at cost upon the termination of the purchaser's employment or other relationship with the Company. All shares of restricted Common Stock issued are generally treated as fully vested on any merger, liquidation or sale of substantially all of the assets of the Company.

  Executive Bonus Plan. The Company recently adopted an executive bonus plan to provide incentive bonuses to executive officers of the Company for the attainment of financial and other objectives. Target awards are expressed as a percentage of the executive's base salary. Actual awards are based on the target award as adjusted for Company and individual performance. Company performance is measured by pre-established operating income goals of the Company and, for executives with divisional responsibility, operating income goals of the division for which such person had direct management responsibility. Individual performance is based on a subjective evaluation of the executive's personal performance. Of the award, two-thirds is based on Company performance and one-third is based on individual performance. Depending on actual Company and individual performance, the actual bonus may range from 0% to 200% of the individual's target bonus.

EMPLOYMENT AGREEMENTS

  In connection with the TA Transaction, the Company entered into Employment Agreements with Patrick G. LePore and Gregory F. Boron, both of which contain substantially the same terms (except for titles, duties and base salary.) The Employment Agreements provide for base salary payments to Mr. LePore at the annual rate of

$350,000 and Mr. Boron at the annual rate of $285,000. Both of these agreements provides for (i) an initial employment term ending on December 4, 1999 with one year renewals thereafter, subject to earlier termination by either party and (ii) the continuation of base salary payments until the later of December 4, 1999 or one year following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by such employee following a material default by the Company. In connection with the TA Transactions, the Company also entered into Non-Competition Agreements with Messrs. LePore and Boron. These agreements provide that these employees will not compete with the Company until December 4, 2000 or the first anniversary of termination of their employment, if later.

  In June 1997, the Company entered into an Employment Agreement with Timothy
J. McIntyre. The agreement provides for (i) an annual base salary of $225,000,
(ii) an employment term ending on June 9, 1999 with potential one-year renewals thereafter, subject to earlier termination by either party, and (iii) the continuation of base salary and benefit payments until the later of June 9, 1999 or one year following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by Mr. McIntyre following a material default by the Company. Mr. McIntyre's agreement prohibits competition with the Company until June 9, 1999 or the first anniversary of the termination of his employment, if later.

  In August 1997, the Company entered into an Employment Agreement with Martin
J. Veilleux. The agreement provides for (i) an annual base salary of $160,000,
(ii) an initial employment term expiring on July 2, 1999 with one-year renewals thereafter, subject to earlier termination by either party and (iii) the continuation of base salary payments until the later of July 2, 1999 or one year following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by Mr. Veilleux following a material default by the Company. Mr. Veilleux's agreement prohibits competition with the Company until the first anniversary of the date of his termination of employment with the Company.

  In August 1997, the Company also entered into an Employment Agreement with Brian J. Smith. The agreement provides for (i) an annual base salary of $200,000, (ii) an employment term expiring on December 31, 1999 with potential one-year renewals thereafter, subject to earlier termination by either party and (iii) the continuation of base salary and benefit payments until the later of December 31, 1999 or 270 days following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by Mr. Smith following a material default by the Company. Mr. Smith's agreement prohibits competition with the Company until 270 days after the date of his termination of employment with the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to December 1996, Patrick G. LePore made compensation decisions as Chief Executive Officer of the Company. Since December 1996, all executive officer compensation decisions have been made by the Compensation Committee. The current members of the Compensation Committee are Mr. Staley and Ms. Morby. Neither of these individuals is an executive officer of the Company. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation for senior management and key employees of the Company, including salaries and bonuses.

                             CERTAIN TRANSACTIONS

  In December 1996, the Company completed a series of transactions with TA Associates, Inc. and the Company's senior executive officers. In connection with these transactions:

  (i) the Company, then a New Jersey corporation, was reorganized under the laws of Delaware;

  (ii) the Company incurred $21.0 million of senior secured indebtedness under the Credit Facility;

  (iii) the TA Investors, principally including investment funds associated with TA Associates, Inc. and John A. Staley, IV, a director of the Company, invested $12.5 million to acquire 7,000,000 shares of Convertible Participating Preferred Stock which were convertible into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock redeemable upon completion of the IPO for an aggregate cash payment of $10 million plus accumulated and unpaid dividends;

  (iv) the Company redeemed shares of Common Stock held by Patrick G. LePore, Chief Executive Officer of the Company, for a cash payment of $9.4 million, paid or agreed to pay cash and in-kind bonuses to Mr. LePore in the amount of $1,739,499 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. LePore as described under "Management--Employment Agreements," and sold 200,000 shares of restricted Common Stock to Mr. LePore for an aggregate purchase price of $85,500;

  (v) the Company redeemed shares of Common Stock held by Gregory F. Boron, Chief Operating Officer and Executive Vice President--Administration, for a cash payment of $9.4 million, paid or agreed to pay cash and in-kind bonuses to Mr. Boron in the amount of $696,125 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. Boron as described under "Management-- Employment Agreements," and sold 200,000 shares of restricted Common Stock to Mr. Boron for an aggregate purchase price of $85,500;

  (vi) the Company paid or agreed to pay cash and in-kind bonuses to Christopher J. Sweeney, the former Executive Vice President of the Company, in an aggregate amount of $5,694,230 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. Sweeney as described below and sold 166,666 shares of restricted Common Stock to Mr. Sweeney for an aggregate purchase price of $71,250 and 300,000 shares of unrestricted Common Stock to Mr. Sweeney for an aggregate purchase price of $128,250;

  (vii)  the Company paid or agreed to pay cash and in-kind bonuses to Michael
         W. Foti, the former Chief Financial Officer of the Company, in an aggregate amount of $1,894,139 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. Foti as described below, and sold 100,000 shares of restricted Common Stock to Mr. Foti for an aggregate purchase price of $42,750 and 100,000 shares of unrestricted Common Stock to Mr. Foti for an aggregate purchase price of $42,750; and

  (viii) the Company paid Thomas S. Boron, a former officer and shareholder of the Company and the brother of Gregory F. Boron, Chief Operating Officer and Executive Vice President--Administration, $6,175,000 in satisfaction of obligations relating to the repurchase of Thomas Boron's stock under a stock purchase agreement dated June 18, 1996 and a related consulting agreement, following payment by the Company's predecessor to Mr. Boron of $549,662 in 1996 in connection with these agreements.

  See "Business--Legal Proceedings," "Management--Employment Agreements," "-- Employee Stock and Other Benefit Plans--Restricted Stock Grants" and "Principal and Selling Shareholders."

  In 1996, the Company entered into an Employment Agreement and a Non-Competition Agreement with Mr. Foti, the Company's former Chief Financial Officer, which agreement provides for base salary payments to Mr. Foti at the annual rate of $185,000 through December 4, 1999. Mr. Foti is now a consultant to the Company and is compensated therefor substantially in accordance with the financial terms of the Employment Agreement.

  In 1996, the Company entered into an Employment Agreement and a Non-Competition Agreement with Mr. Sweeney, a former Executive Vice President of the Company. In connection with Mr. Sweeney's resignation in September, 1997, the Company repurchased 466,666 shares of Common Stock held by Mr. Sweeney for $5,600,000. Mr. Sweeney is now a consultant to the Company and receives a salary of $150,000 per annum until September 15, 1998.

  Upon completion of the Company's IPO in September, 1997, the 7,000,000 shares of Convertible Participating Preferred Stock held by the TA Investors converted into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock. By its terms, the Redeemable Preferred Stock was immediately redeemed for $10,000,000 plus accumulated dividends of $831,000.

  In 1996, the Company rented a house from Mr. Thomas S. Boron for approximately $84,000. This lease was canceled in connection with the TA Transaction.

  Mr. James LePore and Mr. Robert LePore, brothers of Patrick G. LePore, the Company's Chief Executive Officer, are each partners of LePore, Zimmerer, LePore & Luizzi, the Company's general counsel. During fiscal 1997, the Company paid fees of approximately $75,000 to LePore, Zimmerer, LePore & Luizzi for legal services rendered. The Company believes that the fees paid for these services are at rates no less favorable to the Company than could have been obtained from unaffiliated third parties.

  Mr. Gerard LePore, brother of Patrick G. LePore, is employed as a Group Account Supervisor for the Company. During 1997, Mr. Gerard LePore's salary was approximately $95,000 and was paid sales commissions of approximately $154,000.

  Pursuant to a Stockholders' Agreement, as amended (the "Stockholders' Agreement"), initially entered into in connection with the TA Transaction, to which the Company, the TA Investors, Patrick G. LePore, Gregory Boron, Christopher Sweeney and Michael W. Foti are parties, (i) each party received "piggy back" registration rights, (ii) the TA Investors received demand registration rights, (iii) each party received the right to demand one or more registrations on Form S-3 if the Company becomes eligible to use Form S-3 and if the anticipated net aggregate sale price of such registered shares exceeds $500,000, (iv) each party granted to and received from the other investors rights (the "Co-Sale Rights") to participate on a pro rata basis in certain resales of Common Stock and agreed to restrictions on transfers of shares, (v) each party was granted participation rights with respect to certain future issuances of securities by the Company, and (vi) each party agreed to elect and continue in office as Directors two individuals nominated by two-thirds interest of the employee stockholders who are parties to the Stockholders' Agreement. Mr. LePore and Mr. Boron have been elected as Directors of the Company pursuant to the Stockholders' Agreement. Also in connection with the TA Transactions, the Company agreed to indemnify the TA Investors and the controlling persons of the TA Investors (of whom Mr. Kafker and Ms. Morby are directors of the Company) against claims and liabilities including claims and liabilities arising under the securities laws. Effective upon the completion of the IPO, provisions of the Stockholders' Agreement relating to the participation rights, the Co-Sale Rights, restrictions on transfers of shares and the election of the Board of Directors terminated.

  The Company has a contract with Warner-Chilcott in connection with its teleservices and contract sales services businesses, and Mr. Roger Boissonneault, a director of the Company, is the President of Warner-Chilcott.

  The Company has a policy providing that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, this policy requires that any loans by the Company to its officers, directors or other affiliates be for bona fide business purposes only.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information as to the beneficial ownership of the Company's Common Stock as of April 15, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered hereby of (i) each person known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock, (ii) each director and the Named Executive Officers of the Company and (iii) all directors and executive officers of the Company as a group.

                            SHARES BENEFICIALLY             SHARES BENEFICIALLY
                            OWNED PRIOR TO THIS              OWNED AFTER THIS
                                OFFERING(1)      NUMBER OF     OFFERING(1)
   DIRECTORS, OFFICERS      --------------------  SHARES   --------------------
   AND 5% STOCKHOLDERS       NUMBER   PERCENTAGE  OFFERED   NUMBER   PERCENTAGE
   -------------------      --------- ---------- --------- --------- ----------
TA Associates Group
 (2)(4)...................  4,060,066    37.3%   2,000,000 2,060,066    16.6%
AMVESCAP PLC(2)(5)........    688,000     6.3%           0   688,000     5.6%
Patrick G. LePore (6).....    993,333     9.1%     100,000   793,333     6.4%
Gregory F. Boron (7)......    921,333     8.5%     200,000   721,333     5.8%
Roger Boissonneault (8)...      6,666      *             0     6,666      * %
Roger B. Kafker (9).......      5,728      *             0     5,728      * %
Jacqueline C. Morby (10)..      6,304      *             0     6,304      * %
Joseph E. Smith (11)......      6,666      *             0     6,666      * %
John A. Staley, IV (12)...    193,332     1.8%           0   193,332     1.6%
Timothy J. McIntyre (13)..     80,833      *             0    80,833      * %
Brian J. Smith (14).......          0      *             0         0      * %
Martin J. Veilleux (15)...      3,333      *             0     3,333      * %
Christopher J. Sweeney
 (16).....................          0      *             0         0      * %
Park Street Investors,
 L.P. (17)................    400,000     3.7%     100,000   300,000     2.4%
All executive officers and
 directors as a group
 (10 persons).............  2,217,528    20.0%   2,400,000 1,817,528    14.7%

--------
  * Less than 1%.
 (1) All percentages have been determined as of April 15, 1998 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding for such person, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of April 15, 1998, a total of 10,887,413 shares
     of Common Stock were issued and outstanding and    options to acquire
     Common Stock were exercisable within 60 days. The applicable percentage of "beneficial ownership" after this offering is based upon 12,387,413 shares of Common Stock outstanding.
 (2) The address of the TA Associates Group is High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720. The address of AMVESCAP PLC is 11 Devonshire Square, London, EC2M 4YR. The address of Mr. Kafker and Ms. Morby is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720. The address of all other listed stockholders is c/o Boron, LePore & Associates, Inc., 17-17 Route 208 North, Fair Lawn, New Jersey 07410.
 (3) Assumes no exercise of the Underwriters' over-allotment option.
 (4) Includes (i) 2,488,318 shares of Common Stock owned by Advent VII L.P.,
     (ii) 1,527,617 shares of Common Stock owned by Advent Atlantic and Pacific III L.P., and (iii) 44,131 shares of Common Stock owned by TA Venture Investors Limited Partnership. Advent VII L.P., Advent Atlantic and Pacific III L.P., and TA Venture Investors Limited Partnership are part of an affiliated group of investment partnerships referred to, collectively, as the "TA Associates Group" or the "Selling Stockholders." The general partner of Advent VII L.P. is TA Associates VII L.P. The general partner of Advent Atlantic and

     Pacific III L.P. is TA Associates AAP III Partners L.P. The general partner of each of TA Associates VII L.P. and TA Associates AAP III Partners L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors Limited Partnership; individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Ms. Morby and Mr. Kafker, directors of the Company) comprise the general partners of TA Venture Investors Limited Partnership. In such capacity, Ms. Morby and Mr. Kafker may each be deemed to share voting and investment power with respect to the 44,131 shares held of record by TA Venture Investors Limited Partnership. Ms. Morby and Mr. Kafker each disclaim beneficial ownership of all shares, except as to 6,304 shares and 5,728 shares, respectively, held by TA Venture Investors Limited Partnership, as to which each holds a pecuniary interest. See Notes 9 and 10.
 (5) Based upon a Schedule 13G filed with the Securities and Exchange
     Commission on February 12, 1998 as a parent holding company for its numerous subsidiaries who hold shares of Common Stock.
 (6) Includes 80,000 shares of restricted Common Stock held by Mr. LePore, which shares vest on December 4, 2003 (subject to earlier vesting based on achievement by the Company of specified performance objectives or a sale of the Company) and which are subject to repurchase at a price of $.43 per share upon a voluntary termination of Mr. LePore's employment or a termination for cause prior to the relevant vesting date. Also includes 400,000 shares of Common Stock held by Park Street Investors, L.P., a limited partnership in which Mr. LePore holds a 40% limited partnership interest. The general partner of Park Street Investors, L.P. is Park
     Street Investors, Inc., a corporation in which Mr. LePore shares voting and investment power. See Note 16. Does not include 29,998 shares of Common Stock held by siblings of Mr. LePore, as to which shares Mr.
     LePore disclaims beneficial ownership. Does not include 100,000 options which vest in four equal annual installments beginning on November 10, 1998.
 (7) Includes 80,000 shares of restricted Common Stock held by Mr. Boron, which shares vest on December 4, 2003 (subject to earlier vesting based on achievement by the Company of specified performance objectives or a sale of the Company) and which are subject to repurchase at a price of $.43 per share upon a voluntary termination of Mr. Boron's employment or a termination for cause prior to the relevant vesting date. Does not include 78,664 shares of Common Stock held by irrevocable trusts for the benefit of members of Mr. Boron's family of which Mr. Boron is not a trustee, as to which shares Mr. Boron disclaims beneficial ownership.
 (8) Includes 6,666 shares of restricted Common Stock held by Mr.
     Boissonneault, which shares vest in four equal annual installments beginning on April 10, 1998 subject to earlier vesting upon a sale of the Company, and which are subject to repurchase at a price of $3.00 per share upon termination of Mr. Boissonneault's service as a director prior to the relevant vesting date.
 (9) Includes 5,758 shares of Common Stock beneficially owned by Mr. Kafker through TA Venture Investors Limited Partnership, all of which shares are included in the 4,060,066 shares described in footnote (4) above. Does not include any shares beneficially owned by Advent VII L.P. or Advent Atlantic and Pacific III L.P., of which Mr. Kafker disclaims beneficial ownership.
(10) Includes 6,304 shares of Common Stock beneficially owned by Ms. Morby through TA Venture Investors Limited Partnership, all of which shares are included in the 4,060,066 shares described in footnote (4) above. Does not include any shares beneficially owned by Advent VII L.P. or Advent Atlantic and Pacific III L.P., of which Ms. Morby disclaims beneficial ownership.
(11) Includes 6,666 shares of restricted Common Stock held by Mr. Smith, which shares vest in four equal annual installments beginning on April 10, 1998, subject to earlier vesting upon a sale of the Company and which are subject to repurchase at a price of $3.00 per share upon termination of Mr. Smith's service as a director prior to the relevant vesting date.
(12) Includes 186,666 shares of Common Stock held in an individual retirement rollover account for Mr. Staley's benefit and 6,666 shares of restricted Common Stock held by Mr. Staley, which shares vest in four equal annual installments beginning on May 27, 1998 subject to earlier vesting upon a sale of the Company, and which are subject to repurchase at a price of $3.00 per share upon termination of Mr. Staley's service as a director prior to the relevant vesting date.

(13) Includes 66,667 shares of Common Stock issuable upon exercise of Options to purchase Common Stock exercisable within 60 days of April 15, 1998. Does not include 133,337 options which vest on June 30, 2004, subject to earlier vesting based upon achievement of specified performance objectives. Also does not include 50,000 options which vest in two equal annual installments beginning on November 10, 1998.
(14) Does not include 66,666 options which vest and become exercisable on September 29, 1998 or 133,333 options which vest in 5 equal annual installments beginning on August 18, 2000, subject to earlier vesting based on achievement of specific performance goals.
(15) Consists of 3,333 shares of Common Stock issuable upon exercise of options to purchase Common Stock exercisable within 60 days of April 15, 1998. Does not include 13,333 options which become exercisable in four equal annual installments beginning on June 9, 1998, or 46,666 options which become exercisable in four equal annual installments beginning on August 7, 1998.
(16) Mr. Sweeney, a former Executive Vice President of the Company, resigned in September 1997.
(17) Patrick G. LePore is the principal stockholder of Park Street Investors, Inc., the general partner of Park Street Investors, L.P.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, of which 12,387,413 shares will be issued and outstanding upon completion of this Offering (based upon the number of shares outstanding at April 15, 1998), and 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors ("Preferred Stock"), of which no shares will be issued and outstanding upon completion of this Offering.

  Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Any issuance of Preferred Stock with a dividend preference over Common Stock could adversely affect the dividend rights of holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to any voting rights of the holders of any then outstanding Preferred Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are, or will be upon completion of the offering, fully paid and non-assessable.

  The Company's By-laws provide, subject to the rights of the holders of any Preferred Stock then outstanding, that the number of directors shall be fixed by the stockholders. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of any Preferred Stock to elect directors, and to remove any director whom the holders of any Preferred Stock had the right to elect, any director of the Company may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

  Undesignated Preferred Stock. The Board of Directors of the Company is authorized, without further action of the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Company's Certificate. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE AND BY-LAWS

  A number of provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, and By-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which stockholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Company's Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

  Meetings of Stockholders. The By-laws provide that a special meeting of stockholders may be called only by the President or the Board of Directors unless otherwise required by law. The By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

  Indemnification and Limitation of Liability. The By-laws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of Directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. The Company also entered into indemnification agreements with each of its non-employee directors reflecting the foregoing and requiring the advancement of expenses in proceedings involving the directors in most circumstances.

  Amendment of the Certificate. The Certificate provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by a majority (or 66 2/3% in the case of any proposed amendment to the provisions of the Certificate relating to the composition of the Board or amendments of the Certificate) of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

  Amendment of By-laws. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

  Ability to Adopt Shareholder Rights Plan. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares to implement a shareholder rights plan. A shareholder rights plan typically creates voting or other impediments or under which shares are distributed to a third-party investor, to a group of investors or stockholders or to an employee stock ownership plan, to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise if such change in control is not in the best interest of the Company and its stockholders. The Board of Directors has no present intention of adopting a shareholder rights plan and is not aware of any attempt to obtain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

  The Company has selected Boston EquiServe as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have a total of 12,387,413 shares of Common Stock outstanding (based upon the number of shares outstanding at April 15, 1998). Of these shares, the 3,900,000 shares of Common Stock offered hereby and 4,142,382 of the shares sold prior to this offering will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. The remaining 6,745,031 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.

  Of the Restricted Shares, 6,607,979 Restricted Shares are eligible for sale in the public market pursuant to Rule 144 under the Securities Act and 137,052 shares will be eligible for sale in the public market pursuant to Rule 144 in March 1999.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 123,874 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

  Certain stockholders of the Company (who in the aggregate will
hold   Restricted Shares upon completion of the offering) have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus it will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of Common Stock except for shares of Common Stock offered hereby, shares issued and options granted pursuant to the 1996 Stock Plan, and shares issued or to be issued in acquisitions, if any.

  As of April 15, 1998, there were 929,893 outstanding options to purchase shares of Common Stock. 3,000,000 shares of Common Stock are reserved for issuance under the 1996 Stock Plan. If the Company's stockholders approve an amendment to the 1996 Stock Plan at the Company's Annual Meeting, 4,000,000 shares will be reserved for issuance under the 1996 Stock Plan. The Company filed a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock currently issuable pursuant to the 1996 Stock Plan. Shares covered by this registration statement are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. The Company intends to amend its Registration Statement on Form S-8 to register the additional shares which become reserved for issuance under the 1996 Stock Plan.

  The holders of approximately 2,253,398 shares of Common Stock have the right on two occasions (each of which must be at least six months apart) to require the Company to register their shares under the Securities Act for resale to the public (if such right is exercised, the holders of 3,968,063 shares will have the right to have their shares registered); holders of approximately 4,105,115 shares have the right in primary and secondary offerings, excluding offerings relating to employment plans, under Rule 145 under the Securities Act or demand registrations, to include their shares in a registration statement filed by the Company; and holders of approximately 3,968,063 shares have the right on one or more occasions to request and have effected a registration of shares on Form S-3 if the anticipated net aggregate sale price of such registered shares exceeds $500,000. All of such holders have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option.

  No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Bear, Stearns & Co. Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), NationsBanc Montgomery Securities LLC, Smith Barney Inc., have severally agreed to purchase from the Company the following respective number of shares of Common Stock.

                                                                      NUMBER OF
               NAME                                                    SHARES
               ----                                                   ---------
   Bear, Stearns & Co. Inc. .........................................
   Dain Rauscher Wessels.............................................
   NationsBanc Montgomery Securities LLC.............................
   Salomon Smith Barney Inc. ........................................
                                                                       -------
         Total.......................................................
                                                                       =======

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this
Prospectus, and at such price less a concession not in excess of $    per
share of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such
dealers may reallow, concessions not in excess of $    per share to certain
other dealers. After the offering, the offering price, concessions and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted a 30-day over-allotment option to the Underwriters to purchase up to an aggregate of 585,000 additional shares of Common Stock of the Company exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. All Common Stock sold to the Underwriters upon exercise of their over-allotment option will be sold by the Company. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. The underwriting agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities under the Securities Act or will contribute to payments that the Underwriters may be required to make in respect thereof.

  Current stockholders of the Company holding an aggregate of     shares of
Common Stock have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option.

  In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus it will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of Common Stock except for shares of Common Stock offered hereby, shares issued and options granted pursuant to the 1996 Stock Plan, and shares issued or to be issued in acquisitions, if any.

  In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

  Certain persons participating in this offering may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on the Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of filing of the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. As of the date of this Prospectus, a total of 20,532 shares of Common Stock were beneficially owned by partners of Goodwin, Procter & Hoar LLP.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1996 and 1997 and for the years ended December 31, 1996 and 1997 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements of the Company as of December 31, 1995 and for the year ended December 31, 1995 have been audited by M.R. Weiser & Co. LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The Company retained Arthur Andersen LLP as its independent public accountants and replaced M.R. Weiser & Co. LLP in February 1997. The report of M.R. Weiser & Co. LLP on the financial statements of the Company as of December 31, 1995 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the year ended December 31, 1995 and through the date of replacement, there were no disagreements with M.R. Weiser & Co. LLP on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure. The change in independent public accountants was approved by the Board of Directors.

                         INDEX TO FINANCIAL STATEMENTS

                        BORON, LEPORE & ASSOCIATES, INC.

                                                                           PAGE
                                                                           ----
Report of Arthur Andersen LLP, Independent Public Accountants............  F-2
Report of M.R. Weiser & Co. LLP, Independent Public Accountants..........  F-3
Balance Sheets as of December 31, 1996 and 1997..........................  F-4
Statements of Operations for the Years Ended December 31, 1995, 1996 and
 1997....................................................................  F-5
Statements of Stockholders' Equity (Deficit) for the Years Ended December
 31, 1995, 1996 and 1997.................................................  F-6
Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
 1997....................................................................  F-7
Notes to Financial Statements............................................  F-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Boron, LePore & Associates, Inc.:

  We have audited the accompanying balance sheets of Boron, LePore & Associates, Inc. (a Delaware Corporation) as of December 31, 1997 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boron, LePore & Associates, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Roseland, New Jersey
February 10, 1998

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Boron, LePore & Associates, Inc.

  We have audited the accompanying statements of operations, stockholders' equity and cash flows of Boron, LePore & Associates, Inc. for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flow of Boron, LePore & Associates, Inc. for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          M. R. Weiser & Co. LLP

Edison, NJ
April 10, 1996

                        BORON, LEPORE & ASSOCIATES, INC.

                                 BALANCE SHEETS

                                                           DECEMBER 31,
                                                     --------------------------
                                                         1997          1996
                                                     ------------  ------------
                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................  $ 24,015,554  $  7,175,648
  Accounts receivable, net of allowance for
   doubtful accounts of $400,000 and $300,000 at
   December 31, 1997 and 1996, respectively........    21,764,173    14,969,261
  Prepaid expenses and other current assets........       729,559       254,802
                                                     ------------  ------------
    Total current assets...........................    46,509,286    22,399,711
                                                     ------------  ------------
FURNITURE, FIXTURES AND EQUIPMENT, at cost, net of
 accumulated depreciation of $848,732 and $544,232
 at December 31, 1997 and 1996, respectively.......     4,454,023       325,296
SECURITY DEPOSITS..................................        72,921        27,166
INTANGIBLE ASSETS..................................        20,250       344,767
                                                     ------------  ------------
    Total assets...................................  $ 51,056,480  $ 23,096,940
                                                     ============  ============
  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current maturities of long-term debt.............  $        --   $  1,000,000
  Accounts payable and accrued expenses............     9,729,766    12,775,623
  Deferred revenue.................................     6,245,196     5,138,696
  Billings in excess of costs......................       729,500     1,069,850
                                                     ------------  ------------
    Total current liabilities......................    16,704,462    19,984,169
                                                     ------------  ------------
LONG-TERM DEBT, less current maturities............           --     19,000,000
                                                     ------------  ------------
REVOLVING LINE OF CREDIT...........................           --      1,000,000
                                                     ------------  ------------
DEFERRED INCOME TAXES..............................     1,509,000           --
                                                     ------------  ------------
CONVERTIBLE PARTICIPATING PREFERRED STOCK, $.01 par
 value; none authorized, issued and outstanding at
 December 31, 1997; 7,000,000 shares authorized,
 issued and outstanding at December 31,1996........           --     12,500,000
                                                     ------------  ------------
REDEEMABLE PREFERRED STOCK, $.01 par value; none
 authorized, issued and outstanding at December 31,
 1997; 5,600,000 shares authorized, none issued and
 outstanding at December 31, 1996..................           --            --
                                                     ------------  ------------
COMMITMENTS AND CONTINGENCIES......................
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value, 2,000,000 shares
   authorized, none issued and outstanding at
   December 31, 1997, none authorized, issued or
   outstanding at December 31, 1996................
  Common stock, $.01 par value, 50,000,000 shares
   authorized, 14,947,978 issued and 10,747,979
   outstanding at December 31, 1997; 12,000,000
   shares authorized, 5,733,328 issued and
   1,999,995 outstanding at December 31, 1996......       149,480        57,333
  Class A common stock, $.01 par value; none
   authorized issued and outstanding at December
   31, 1997; 1,333,333 authorized, 666,666 issued
   and outstanding at December 31, 1996............           --          6,667
  Class B common stock, $.01 par value, none
   authorized, issued and outstanding at December
   31, 1997, 4,666,666 shares authorized; none
   issued and outstanding at December 31, 1996.....           --            --
  Treasury stock, at cost, 4,199,999 shares at
   December 31, 1997; 3,733,333 shares at December
   31, 1996........................................   (24,349,992)  (18,850,000)
  Additional paid-in capital.......................    64,176,975     1,813,606
  Accumulated deficit..............................    (7,133,445)  (12,414,835)
                                                     ------------  ------------
    Total stockholders' deficit (equity)...........    32,843,018   (29,387,229)
                                                     ------------  ------------
    Total liabilities and stockholders' equity
     (deficit).....................................  $ 51,056,480  $ 23,096,940
                                                     ============  ============

      The accompanying notes are an integral part of these balance sheets.

                        BORON, LEPORE & ASSOCIATES, INC.

                            STATEMENTS OF OPERATIONS

                                                YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                              1997        1996         1995
                                           ----------- -----------  -----------
REVENUES.................................  $72,907,104 $40,219,534  $21,774,824
COST OF SALES............................   51,579,923  26,004,405   12,788,018
                                           ----------- -----------  -----------
  Gross profit...........................   21,327,181  14,215,129    8,986,806
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES................................   12,443,944  19,995,398    6,340,631
                                           ----------- -----------  -----------
OPERATING INCOME (LOSS)..................    8,883,237  (5,780,269)   2,646,175
INTEREST EXPENSE, net of interest income
 of $460,592, $55,561 and $33,370 in
 1997, 1996 and 1995, respectively.......    1,071,062     254,676       85,593
NONRECURRING LOSS ON FORGIVENESS OF
 RELATED PARTY LOAN......................          --    1,076,418          --
                                           ----------- -----------  -----------
  Income (loss) before provision for
   income taxes..........................    7,812,175  (7,111,363)   2,560,582
PROVISION FOR INCOME TAXES...............    1,700,000         --        51,000
                                           ----------- -----------  -----------
  Net income (loss)......................  $ 6,112,175 $(7,111,363) $ 2,509,582
                                           =========== ===========  ===========
EARNINGS (LOSS) PER SHARE--BASIC.........  $      1.07 $     (1.18) $      0.29
                                           =========== ===========  ===========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING--BASIC......................    4,947,018   6,027,869    8,602,151
                                           =========== ===========  ===========
EARNINGS (LOSS) PER SHARE--DILUTED.......  $      0.72 $     (1.18) $      0.29
WEIGHTED AVERAGE COMMON AND COMMON
 EQUIVALENT SHARES OUTSTANDING--DILUTED..    8,507,293   6,027,869    8,602,151
                                           =========== ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                        BORON LEPORE & ASSOCIATES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                 RETAINED
                                   CLASS A  CLASS B               ADDITIONAL     EARNINGS
                          COMMON   COMMON   COMMON    TREASURY      PAID-IN    (ACCUMULATED
                          STOCK     STOCK    STOCK     STOCK        CAPITAL      DEFICIT)
                         --------  -------  ------- ------------  -----------  ------------
BALANCE AS OF DECEMBER
 31, 1994............... $ 57,133  $   --    $ --   $        --   $       --   $     88,073
  Net Income............      --       --      --            --           --      2,509,582
  Stockholder
   distributions........      --       --      --            --           --       (150,000)
                         --------  -------   -----  ------------  -----------  ------------
BALANCE AS OF DECEMBER
 31, 1995...............   57,133      --      --            --           --      2,447,655
  Net Loss..............      --       --      --            --           --     (7,111,363)
  Repurchase of minority
   stockholder's
   1,548,387 shares of
   common stock.........      --       --      --       (643,674)         --            --
  Repurchase of minority
   stockholder's
   1,720,430 shares of
   common stock.........      --       --      --       (970,000)  (6,175,000)          --
  Capital contributions
   by stockholders......      --       --      --            --       451,000           --
  Retirement of
   3,268,817 treasury
   shares of common
   stock................   (3,800)     --      --      1,613,674     (451,000)     (188,874)
  Termination of S
   Corporation..........      --       --      --            --     7,562,253    (7,562,253)
  Repurchase of
   3,733,333 shares of
   common stock as
   treasury stock.......      --       --      --    (18,850,000)         --            --
  Issuance of 666,666
   shares Class A common
   stock at $.428 per
   share................      --     6,667     --            --       278,333           --
  Issuance of 400,000
   shares common stock
   at $.428 per share...    4,000      --      --            --       167,000           --
  Stock issuance costs..      --       --      --            --       (18,980)          --
                         --------  -------   -----  ------------  -----------  ------------
BALANCE AS OF DECEMBER
 31, 1996...............   57,333    6,667     --    (18,850,000)   1,813,606   (12,414,835)
  Net income............      --       --      --            --           --      6,112,175
  Non cash compensation
   expense..............      --       --      --            --        42,558           --
  Dividends on
   convertible
   participating
   preferred stock......      --       --      --            --           --       (830,785)
  Net proceeds of
   initial public
   offering.............   37,350      --      --            --    59,749,775           --
  Repurchase of minority
   stockholder's 466,666
   shares of common
   stock as treasury
   stock................      --       --      --     (5,499,992)         --            --
  Conversion of
   convertible
   participating
   preferred stock to
   common stock.........   46,667      --      --            --     2,453,333           --
  Issuance of Class A
   common stock.........      --     1,463     --            --       117,703           --
  Conversion of Class A
   common stock to
   common stock.........    8,130   (8,130)    --            --           --            --
                         --------  -------   -----  ------------  -----------  ------------
BALANCE AS OF DECEMBER
 31, 1997............... $149,480  $   --    $--NM  $(24,349,992) $64,176,975  $ (7,133,445)
                         ========  =======   =====  ============  ===========  ============

   The accompanying notes are an integral part of these financial statements.

                        BORON, LEPORE & ASSOCIATES, INC.

                            STATEMENTS OF CASH FLOWS

                                            1997         1996         1995
                                         -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)...................... $ 6,112,175  $(7,111,363) $ 2,509,582
 Adjustments to reconcile net income
  (loss) to net cash used in operating
  activities:
  Depreciation and amortization.........     359,683      112,618       93,818
  Nonrecurring loss on forgiveness of
   related party loan...................         --     1,076,418          --
  Write-off of unamortized deferred
   financing costs......................     270,834          --           --
  Non-cash compensation expense.........      42,558          --           --
  Deferred income taxes.................   1,509,000      (75,000)      50,000
  Changes in operating assets and
   liabilities:
   Increase in accounts receivable,
    net.................................  (6,794,912)  (7,561,243)  (2,636,435)
   Increase in prepaid expenses and
    other current assets................    (474,757)     (58,028)     (45,024)
   Increase (decrease) in security
    deposits............................    (474,757)         636        1,265
   Increase in intangibles..............      (1,500)    (352,500)         --
   Increase in due from affiliates......         --      (140,363)         --
   Decrease in payable to affiliates....         --           --    (2,218,176)
   Increase (decrease) in due from
    officers............................         --        28,651     (672,324)
   Increase (decrease) in accounts
    payable and accrued expenses........  (3,045,857)   9,928,526    1,381,141
   Increase in deferred revenue and
    billings in excess of costs.........     766,150    3,438,414      945,751
                                         -----------  -----------  -----------
    Net cash used in operating
     activities.........................  (1,302,381)    (713,234)    (590,402)
                                         -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of furniture, fixtures and
  equipment.............................  (4,433,227)    (134,965)     (43,493)
                                         -----------  -----------  -----------

                                               YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                             1997          1996         1995
                                         ------------  ------------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt..........  $        --   $ 20,000,000  $1,250,000
 Proceeds from revolving line of
  credit...............................           --      1,000,000   1,156,000
 Repayments of long term debt and
  revolving line of credit.............   (21,000,000)   (2,301,833)   (589,549)
 (Redemption of) Proceeds from
  convertible participating preferred
  stock................................   (10,830,785)   12,500,000         --
 Proceeds from the issuance of common
  stock................................    59,787,125       171,000         --
 Proceeds from the issuance of Class A
  common stock.........................       119,166       285,000         --
 Capital contributions by
  stockholders.........................           --        451,000         --
 Repayment of stockholder loan.........           --            --     (100,000)
 Stockholder distributions.............           --            --     (150,000)
 Payment of stock issuance costs.......           --        (18,980)        --
 Repurchase of treasury stock from
  stockholders.........................           --    (18,850,000)        --
 Repurchase of treasury stock from
  former stockholders..................    (5,499,992)   (6,175,000)        --
                                         ------------  ------------  ----------
    Net cash provided by financing
     activities........................    22,575,514     7,061,187   1,566,451
                                         ------------  ------------  ----------
    Net increase in cash...............    16,839,906     6,212,988     932,556
CASH AND CASH EQUIVALENTS, beginning of
 period................................     7,175,648       962,660      30,104
                                         ------------  ------------  ----------
CASH AND CASH EQUIVALENTS, end of
 period................................  $ 24,015,554  $  7,175,648  $  962,660
                                         ============  ============  ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Interest.............................  $  1,614,079  $    321,000  $  145,000
  Taxes................................  $    252,220  $     20,015  $      --


   The accompanying notes are an integral part of these financial statements.

                       BORON, LEPORE & ASSOCIATES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS:

 Business:

  Boron, LePore & Associates, Inc. (the "Company") provides outsourced promotional, marketing and educational services to the pharmaceutical industry. The Company was founded in 1981 and has become a leading provider of peer-to-peer meetings, which typically involve gatherings of 10 to 12 physicians meeting under the chairmanship of a Company moderator to discuss a new drug or new indication for a familiar drug. The Company also provides meetings such as symposia, continuing education conferences and video satellite conferences; product marketing services; teleservices such as teledetailing, telemarketing, sales support and fulfillment; contract sales services; and field force logistics services.

 Incorporation and Merger:

  On November 22, 1996, BLA Acquisition Corporation ("BLA") was incorporated in the State of Delaware. On November 27, 1996, the stockholders of BLA and the stockholders of Boron, LePore & Associates, Inc., all under common control, unanimously approved the Agreement and Plan of Merger ("Merger Agreement") of the two companies. On December 3, 1996, the merger became effective and was accounted for comparable to a pooling of interests. The surviving corporation was BLA, which subsequently changed its name to Boron, LePore & Associates, Inc. (the "Company").

  On December 4, 1996, the Company amended and restated its certificate of incorporation to include the authority to issue 26,400,000 shares of common stock.

  On September 24, 1997, the Company completed the initial public offering of 3,735,000 shares (including the underwriters' over allotment of 135,000 shares) of Common Stock at $17.50 per share resulting in net proceeds, after underwriter commissions and offering costs, of approximately $59,800,000 (the "Offering"). Of these net proceeds, approximately $19,600,000 was used to retire outstanding debt and pay related interest expense, approximately $10,800,000 was used to redeem all shares of Redeemable Preferred Stock and related accumulated dividends and approximately $5,600,000 was used to purchase 466,666 shares of Common Stock from a former officer of the Company.

  In connection with the Offering, the authorized stock of the Company was increased on September 22, 1997 to 50,000,000 shares of $.01 par value common stock and 2,000,000 shares of $.01 par value preferred stock. Upon completion of the Offering, all outstanding shares of non-voting Class A Common Stock converted into shares of Common Stock. Also upon completion of the Offering, the Convertible Participating Preferred Stock of the Company converted into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock which, as described above, was redeemed with a portion of the net proceeds of the Offering.

  All share amounts have been retroactively adjusted to reflect a two-for-three reverse stock split which occurred on September 11, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       BORON, LEPORE & ASSOCIATES, INC.

 Cash and Cash Equivalents:

  The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Revenue Recognition:

  Revenue is recognized as services are performed. For conferencing services, revenue is recognized upon completion of the meeting or symposia. Revenue for multiple-meeting projects is attributed to individual meetings, based on an average amount per meeting, and is recognized as individual meetings are completed. Revenue for product marketing services is recognized in the period contractual performance benchmarks are achieved and confirmed by the client. Revenue for teleservices and field sales force logistics services are recorded in the period the services are performed, based on the specific terms of the contract.

  Customers are invoiced according to agreed upon billing terms. Items which are invoiced prior to performance of the related services are recorded as deferred revenue and are not recognized as revenue until the required service is provided, in accordance with the Company's revenue recognition policy.

  The Company is entitled to performance incentives under certain contracts. The additional revenues are computed based on a formula specified in each contract and are primarily dependent upon increases in market share for a client's product. The market share statistics are measured over a future period of time specified in the contract. If the contract permits invoicing for portions of the performance incentives prior to the calculation of actual market share results, the revenues are deferred at the time of invoicing. Performance incentive revenues that were invoiced at December 31, 1997 and December 31, 1996 approximated $730,000 and $1,070,000, respectively, and are reflected as billings in excess of costs in the accompanying balance sheets.

 Depreciation and Amortization:

  Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the related assets, generally a three to ten year period. Expenditures for repairs and maintenance are expensed as incurred while renewals and betterments are capitalized.

 Intangible Assets:

  Intangible assets generally represent non-compete agreements and deferred financing costs. Such assets are amortized over the term of the related agreement or debt instrument. During December 1996, as part of a Preferred Stock Purchase Agreement (see Note 13), the Company incurred certain financing costs related to the transaction. The costs were comprised primarily of commitment fees related to long-term debt financing costs and totaled $312,500. Such amount was being amortized over the life of the debt instrument. During September 1997, in conjunction with the Offering and the settlement of all outstanding bank debt (Note 4), the Company wrote-off the remaining balance of unamortized deferred financing costs, which amounted to approximately $270,000.

 Income Taxes:

  On December 4, 1996, the Company began operations as a Delaware corporation and was subject to Federal and state corporate tax rates as a "C" corporation (see Note 8). The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This standard requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, tax credit carryforwards and operating loss carryforwards. A valuation allowance is established to

                       BORON, LEPORE & ASSOCIATES, INC.

reduce deferred tax assets if it is more likely than not that such deferred tax assets will not be realized. For all periods prior to December 4, 1996, the shareholders of the Company were treated as an "S" corporation for both Federal and state income tax purposes, and accordingly the provision for income taxes for all periods ending on or prior to such date reflects only certain state taxes.

 Long-lived Assets:

  During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets" ("SFAS 121"). SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any impairment currently exists related to its long-lived assets.

 Stock Based Compensation:

  During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to remain with the accounting under Opinion 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied (See Note 14).

 Earnings Per Share:

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") which requires the presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period adjusted to reflect potentially dilutive securities. The Company has implemented SFAS 128 as of December 31, 1997 (See Note 3).

                       BORON, LEPORE & ASSOCIATES, INC.

3. EARNINGS PER SHARE:

  In accordance with SFAS 128, the following table reconciles income and share amounts used to calculate basic earnings per share and diluted earnings per share.

                                            FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                              1997        1996         1995
                                           ----------  -----------  -----------
Numerator:
 Net income (loss)--Diluted............... $6,112,175  $(7,111,363) $ 2,509,582
 Less dividends on preferred stock........   (830,785)         --           --
                                           ----------  -----------  -----------
 Net income (loss)--Basic................. $5,281,390  $(7,111,363) $ 2,509,582
                                           ==========  ===========  ===========
Denominator:
 Weighted average number of common shares
  outstanding--Basic......................  4,947,018    6,027,869    8,602,151
 Incremental shares from assumed
  conversions of options..................    159,364          --           --
  Convertible Participating Preferred
   Stock..................................  3,400,911          --           --
                                           ----------  -----------  -----------
 Weighted average common and common
  equivalent shares outstanding--Diluted..  8,507,293    6,027,869    8,602,151
                                           ==========  ===========  ===========
 Earnings (loss) per share--Basic......... $     1.07  $     (1.18) $       .29
                                           ==========  ===========  ===========
 Earnings (loss) per share--Diluted....... $     0.72  $     (1.18) $      0.29
                                           ==========  ===========  ===========

4. LONG-TERM DEBT:

  During 1996, the Company entered into a borrowing agreement with a bank. The borrowing agreement provided for a $5,000,000 revolving credit facility and a $20,000,000 term loan (the "Credit Facility"). As of December 31,1996, $1,000,000 was outstanding under the revolving credit facility. Borrowings under the revolving credit facility are due on December 31, 2001. The interest rates on the loans vary and are a function of the stated LIBOR rate and the effective prime rate as defined in the Agreement. In September 1997, in conjunction with the Offering, the Company repaid the then outstanding balance of the term loan, $19,500,000, and the $1,000,000 revolving credit facility. In connection with this debt repayment, the Company wrote-off the balance of unamortized deferred financing costs related to the credit facility, resulting in a charge of approximately $270,000. In 1997, the Company amended certain covenants to allow for anticipated increases in capital expenditures. As of December 31, 1997, there were no outstanding borrowings under the revolving credit facility and $5,000,000 was available for future borrowings.

5. FURNITURE, FIXTURES AND EQUIPMENT:

  Furniture, fixtures and equipment consists of:

                                                             DECEMBER 31,
                                                         ---------------------
                                                            1997       1996
                                                         ----------  ---------
   Telephone and computer equipment....................  $3,467,283  $ 543,444
   Office equipment....................................     936,560    254,147
   Other...............................................     898,912     71,937
                                                         ----------  ---------
                                                          5,302,755    869,528
   Less: Accumulated depreciation......................    (848,732)  (544,232)
                                                         ----------  ---------
   Furniture, fixtures and equipment net of accumulated
    depreciation.......................................  $4,454,023  $ 325,296
                                                         ==========  =========

                       BORON, LEPORE & ASSOCIATES, INC.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

  Accounts payable and accrued expenses are comprised of the following:

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1997       1996
                                                         ---------- -----------
   Accounts payable..................................... $3,838,286 $ 1,729,688
   Accrued payroll......................................  1,287,565   8,170,078
   Accrued honoraria....................................  3,548,554   1,860,656
   Other accrued expenses...............................  1,055,361   1,015,201
                                                         ---------- -----------
   Accounts payable and accrued expenses................ $9,729,766 $12,775,623
                                                         ========== ===========

7. COMMITMENTS AND CONTINGENCIES:

 Operating Leases:

  The Company leases office space, automobiles, and equipment under various operating leases expiring in 2007. Approximate annual lease commitments for the next five years are as follows:

       1998.......................................................... $1,061,739
       1999..........................................................    958,457
       2000..........................................................    734,193
       2001..........................................................    624,705
       2002..........................................................    558,512

  Rent expense charged against operations approximated $525,000, $387,000 and $340,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

 Litigation:

  The Company, from time to time, is involved in legal proceedings incurred in the normal course of business. The Company believes none of these proceedings will have a material adverse effect on the financial condition or liquidity of the Company. Additionally, Thomas S. Boron, a former shareholder and officer of the Company has sent correspondence to the Company alleging securities and common law fraud and breach of contract by senior officers of the Company in connection with the settlement of contractual arrangements with him in December, 1996. See "Certain Transactions." The Company believes the allegations of Thomas S. Boron are without merit and intends to contest them vigorously should litigation be commenced against the Company, its officers or other personnel. The Company does not believe that this matter will have a material adverse effect on its financial condition or results of operations, although there can be no assurance that this will be the case.

 Employment Agreements:

  The Company has entered into employment agreements with its executive officers and certain other senior management employees, some of whom are stockholders of the Company. The agreements specify duties, benefits, confidentiality and miscellaneous other provisions. The employment agreements generally have initial terms of no greater than three years, with one year renewals after such initial term. During 1997, two officers of the Company became consultants and their employment agreements were amended. At December 31, 1997, the maximum contingent liability related to consulting and employment agreements is approximately $2,800,000.

                       BORON, LEPORE & ASSOCIATES, INC.

8. INCOME TAXES:

  The components of the provision for income taxes are summarized as follows for the years ending December 31:

                                                        1997     1996     1995
                                                     ---------- -------  -------
     Current........................................ $  191,000 $75,000  $ 1,000
     Deferred.......................................  1,509,000 (75,000)  50,000
                                                     ---------- -------  -------
       Total........................................ $1,700,000 $   --   $51,000
                                                     ========== =======  =======

  As discussed in Note 2 the Company began operating as a "C" Corporation on December 4, 1996. The following table indicates the significant elements contributing to the difference between the Federal statutory rate and the Company's effective tax rate--

                                                                 1997    1996
                                                                 -----   -----
     Federal statutory rate.....................................  34.0%  (34.0%)
     State taxes net of Federal effect..........................  (6.0%)   6.0%
     Utilization of net operating loss carryforwards............ (38.5%)   --
     Valuation allowance on net operating loss carryforwards....  17.8%   40.0%
     Alternative minimum tax....................................   2.5%    --
                                                                 -----   -----
     Effective tax rate.........................................  21.8%    0.0%
                                                                 =====   =====

  Deferred income taxes represent the tax effect of the difference between and tax bases of assets and liabilities. The major components of deferred tax assets and liabilities as of December 31 are as follows:

                                                          1997         1996
                                                       -----------  -----------
     Net operating loss carryforward.................. $ 1,755,000  $ 4,764,000
     Allowance for doubtful accounts..................     160,000      120,000
     Other operating reserves.........................      44,000       20,000
     Tax over book depreciation.......................     (24,000)      (4,000)
     Cash to accrual liability........................  (1,880,000)  (2,400,000)
     Alternative minimum tax credit...................     191,000          --
                                                       -----------  -----------
       Subtotal.......................................     246,000    2,500,000
                                                       -----------  -----------
     Valuation allowance..............................  (1,755,000)  (2,500,000)
                                                       -----------  -----------
       Total.......................................... $(1,509,000) $       --
                                                       ===========  ===========

  The Company has a net operating loss for book purposes in the amount of approximately $4,400,000 which is available to offset future earnings. The Company has recorded a valuation allowance due to the uncertainty of the realization of this asset.

9. MAJOR CUSTOMERS:

  Revenue from two customers accounted for approximately $35,900,000 (49%) and $13,400,000 (18%) of total revenue for the year ending December 31, 1997.

  Revenue from three customers accounted for approximately $17,600,000 (44%), $6,300,000 (16%) and $4,100,000 (10%) of total revenue for the year ending December 31, 1996.

  Revenue from four customers accounted for approximately $9,700,000 (45%), $4,400,000 (20%), $2,300,000 (11%) and $2,300,000 (11%) of total revenue for the year ending December 31, 1995.

                       BORON, LEPORE & ASSOCIATES, INC.

  Major customers accounted for approximately $12,500,000, or 56%, and $12,200,000, or 80%, of accounts receivable at December 31, 1997 and 1996, respectively.

10. DUE FROM AFFILIATES:

  In January 1996, the amounts due at December 31, 1995 from a former affiliate were converted into a $1,000,000 promissory note bearing interest at 8.1% per annum payable in quarterly installments over six years. During 1996, additional liabilities were satisfied by the Company on behalf of the former affiliate and payments were received according to terms. On December 4, 1996, the Company agreed to sell the amounts due from the former affiliate, approximately $1,560,000 plus interest, to certain officers/stockholders of the Company for $500,000. The balance of the amount was recorded as a nonrecurring loss on forgiveness of related party loan in the accompanying statement operations. The $500,000 was received by the Company from the stockholders, pursuant to the terms contained in the Preferred Stock Purchase Agreement (see Note 13) in the form of bonus compensation payments of approximately $865,000 which provided the stockholders with the after-tax funds to make the repayment.

11. DUE FROM OFFICERS/STOCKHOLDERS:

  On June 30, 1995, the Company loaned three officers/stockholders amounts aggregating approximately $672,000. In January 1996, the Company forgave a portion of the loan and accrued interest of approximately $194,000 due from a stockholder as part of a stock repurchase agreement. The remaining loans, bearing interest of 8% per annum, were payable in five equal installments due on June 30 of each year. The total amount due from officers of approximately $435,000, including accrued interest of $14,000, was repaid pursuant to the terms contained in the Preferred Stock Purchase Agreement (see Note 13) in the form of bonus compensation payments of approximately $761,000 which provided the officers with the after-tax funds to make the repayment.

12. PURCHASE OF TREASURY STOCK:

  In January 1996, the Company paid a minority stockholder $450,000 and forgave the stockholder's loan receivable and accrued interest of approximately $194,000 in exchange for the stockholder's 1,548,387 shares of common stock. The shares were held in treasury at a cost of $643,674. Additionally, in January 1996, the remaining stockholders of the Company sold their shares of common stock in an affiliated company. Subsequent to these transactions there was no longer a common ownership relationship between the two companies. Concurrent with the Merger Agreement (see Note 1), the stock held in treasury was retired on December 4, 1996 and the $643,674 cost was transferred to retained earnings on that date.

  On June 18, 1996, the Company entered into a Stock Purchase Agreement to repurchase 1,720,430 shares of common stock from a stockholder. The agreement also contained a Disposition Benefit Agreement. The stockholder was a former officer of the Company and the brother of the Company's current Chief Operating Officer. The Disposition Benefit Agreement would only become effective if there was a sale of a controlling interest of the outstanding stock within a certain period of time. The stock was purchased with a promissory note payable over five years with monthly payments of principal and interest of $10,417 and annual payments of $125,000, including interest, commencing on January 1, 1997. The shares were held in treasury at a cost of $970,000, the net present value of the promissory note. Concurrent with the Merger Agreement on December 4, 1996, the treasury shares were canceled, the cost of the shares was transferred to paid-in capital and retained earnings and the former stockholder received a payment of $6,175,000 on that date. The terms of the transaction were the result of arms-length negotiations.

  Concurrent with the closing of the sale of the preferred shares and with financing provided by a bank, the Company redeemed 3,733,333 shares of common stock from two individual shareholders for payments aggregating $18,850,000 pursuant to the terms contained in the Preferred Stock Purchase Agreement.

                       BORON, LEPORE & ASSOCIATES, INC.

  In September 1997, the Company paid a former officer of the Company approximately $5,600,000 to repurchase 466,666 shares of common stock and to amend the employment agreement of such former officer. At December 31, 1997, the shares are held in treasury at a cost of approximately $5,500,000.

13. PREFERRED STOCK PURCHASE AGREEMENT AND STOCK REDEMPTION:

  On December 4, 1996 a Preferred Stock Purchase Agreement was entered into, between the Company and certain investment partnerships and individuals (collectively the "Investors"). The Company sold 7,000,000 shares of its authorized $0.01 par value Convertible Participating Preferred Stock for $12,500,000. The Convertible Participating Preferred Stock had a minimum liquidation value of $10,000,000 and was convertible to common stock and redeemable preferred stock at various rates based on the occurrence of certain events. In addition, the holders of the Convertible Participating Preferred Stock were entitled to receive an annual cash dividend of approximately $0.1429 per share. The convertible participating preferred shares have voting rights similar to common stock and are subject to certain liquidating and redemption features, as defined, at the option of the holder.

  In September 1997, upon completion of the Company's Offering (see Note 1), the 7,000,000 shares of Convertible Participating Preferred Stock converted into 4,666,666 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock. The Redeemable Preferred Stock was immediately redeemed for $10,000,000 plus accumulated dividends of approximately $831,000.

14. STOCK OPTION AND GRANT PLAN AND EMPLOYEE STOCK PURCHASE PLAN:

  During 1996 the Boron, LePore & Associates 1996 Stock Option and Grant Plan (the "Plan") was established. In August, 1997, the Plan was amended to increase the shares of stock reserved for issuance under the Plan to 3,000,000 shares. As of December 31, 1997 there were 731,559 options granted under the Plan. The following summarizes stock option activity since establishment of the Plan:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                         SHARES   EXERCISE PRICE
                                                         -------  --------------
     December 31, 1995..................................     --       $  --
       Granted..........................................     --          --
       Canceled.........................................     --          --
       Exercised........................................     --          --
                                                         -------      ------
     December 31, 1996..................................     --          --
       Granted.......................................... 733,059       11.27
       Canceled.........................................  (1,500)      21.25
       Exercised........................................     --          --
                                                         -------      ------
     December 31, 1997.................................. 731,559      $11.26
                                                         =======      ======
     Shares exercisable at December 31, 1997............  13,000      $ 9.45
                                                         =======      ======

  On December 4, 1996, two officers of the Company exercised their rights to purchase 400,000 shares of Common Stock under the Plan. The exercise price established by the Company's Compensation Committee on December 4, 1996 (grant date) was $0.428 per share. The Company received $171,000 in payment for the 400,000 shares on December 4, 1996. The Company paid bonus compensation to the two officers on December 4, 1996 of approximately $301,000 which provided them with the after-tax funds to make the purchase.

  On December 4, 1996, four officers of the Company exercised their rights to purchase collectively 666,666 shares of Class A Common Stock under the terms and conditions in the Plan. The exercise price established by Company's Compensation Committee on December 4, 1996 (grant date) was $0.428 per share. The Company

                       BORON, LEPORE & ASSOCIATES, INC.

received $285,000 in payment for the 666,666 shares on December 4, 1996. The Plan calls for certain performance levels to be attained or the passage of a specified period of time before the shares of Class A Common Stock vest. In September 1997, in connection with the Offering, all shares of Class A Common Stock were converted to Common Stock.

  The Company has adopted the provisions of SFAS 123. As permitted by the statement, the Company has elected to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for stock options granted at or above market value. Had the fair value method of accounting been applied to the Company's stock option grants, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, net income would have been reduced by approximately $32,000 during the year ending December 31, 1997. The per share impact would have been immaterial. This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during the year ending December 31, 1997 was $4.38. The fair value was estimated using the Black Scholes option pricing model based on the weighted average market price at grant date of $10.60, volatility of 38% and a risk free interest rate of 6.5%. There were no options granted for any periods prior to December 31, 1996.

  In August 1997, the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was established. The Purchase Plan allows for up to 225,000 shares of Common stock to be issued at 85% of fair market value. As of December 31, 1997, no shares were issued under the Purchase Plan.

15. RELATED PARTY TRANSACTIONS:

  The Company entered into a consulting agreement on December 23, 1991 with a stockholder of the Company. The agreement provided, among other things, for the payment of monthly consulting fees through December 31, 2001. The total consulting fees charged to operations during the years ended December 31, 1997, 1996 and 1995 approximated $0, $516,000 and $360,000, respectively. The consulting agreement was terminated pursuant to the terms contained in the Preferred Stock Purchase Agreement and the Company received and executed a general release from the former stockholder in consideration for the payment made.

  During the years ending December 31, 1997, 1996, and 1995, the Company leased space from a stockholder of the Company. The aggregate rent expense charged to operations for those periods approximated $24,000, $84,000 and $82,000, respectively.

16. SUBSEQUENT EVENTS (UNAUDITED):

 Business Acquisitions:

  In March 1998, the Company purchased substantially all of the assets and assumed certain liabilities of Strategic Implications International, Inc., a Maryland corporation. The purchase price was $4,330,000 in cash and approximately 137,000 shares of the Company's common stock. In addition, the Company may be required to pay certain contingent payments based on revenue goals related to the calendar year subsequent to the date of the acquisition. The acquisition will be accounted for using the purchase method of accounting. The excess of purchase price over net assets acquired is estimated to be approximately $8,500,000 and will be amortized over twenty years.

  In January 1998, the Company purchased certain assets from Decision Point, Inc., an Illinois company. The purchase price was $800,000 in cash, subject to adjustment upward or downward, based on certain revenue and pre-tax earnings goals related to the calendar year subsequent to the date of the acquisition. The acquisition will be accounted for using the purchase method of accounting. The excess of purchase price over net assets acquired, estimated to be $800,000, will be amortized over twenty years.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
Market Price of Common Stock and
 Dividend Policy ........................................................  13
Capitalization...........................................................  14
Selected Financial Information...........................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  35
Certain Transactions.....................................................  43
Principal and Selling Stockholders.......................................  45
Description of Capital Stock.............................................  48
Shares Eligible for Future Sale..........................................  50
Underwriting.............................................................  52
Legal Matters............................................................  53
Experts..................................................................  53
Index to Financial Statements............................................ F-1

                               ----------------

 UNTIL JUNE , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY RE-QUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,900,000 SHARES

                       BORON, LEPORE & ASSOCIATES, INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS
                               ----------------

                           BEAR, STEARNS & CO. INC.

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                             SALOMON SMITH BARNEY

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

  The following table sets forth the estimated expenses payable by the Company in connection with this offering (excluding underwriting discounts and commissions):

     NATURE OF EXPENSE                                                  AMOUNT
     -----------------                                                  -------
     SEC Registration Fee.............................................. $39,031
     NASD Filing Fee................................................... $30,500
     Nasdaq Listing Fee................................................      *
     Accounting Fees and Expenses......................................      *
     Legal Fees and Expenses...........................................      *
     Printing Expenses.................................................      *
     Blue Sky Qualification Fees and Expenses..........................      *
     Transfer Agent's Fee..............................................      *
     Miscellaneous.....................................................      *
                                                                        -------
       Total........................................................... $    *
                                                                        =======

--------
(1) The amounts set forth above, except for the SEC, NASD and Nasdaq fees, are in each case estimated.

*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VIII of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or
(iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Article V of the Company's Amended and Restated By-laws provides for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

  The Stockholder's Agreement, filed as Exhibit 2.4 hereto, provides for indemnification by the Company of certain of its existing principal stockholders and the controlling persons of such stockholders (two of whom are directors of the Company) against claims and liabilities, including claims and liabilities arising under the securities laws.

  The Company has entered into indemnification agreements with certain of its directors reflecting the foregoing provisions of its By-laws and requiring the advancement of expenses in proceedings involving such directors in most circumstances.

  Under Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain officers and persons who control the Company within the meaning of the Securities Act of 1933 against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Set forth in chronological order below is information regarding the number of unregistered shares of capital stock issued by the Registrant since its incorporation in 1996. Further included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. The following transactions give effect to the Company's two-for-three reverse stock split of its Common Stock and Class A Common Stock.

    (1) In November 1996, the Company sold 3 shares of the Company's Common Stock for an aggregate purchase price of $10.00 to Patrick G. LePore, and 3 shares of the Company's Common Stock for an aggregate purchase price of $10.00 to Gregory F. Boron in reliance upon the exemption from registration under section 4(2) of the Securities Act.

    (2) In November 1996, the Company issued 6 shares of the Company's Common Stock to Patrick G. LePore in exchange for 14 shares of common stock of the predecessor held by Mr. LePore pursuant to a merger agreement, and the Company issued 6 shares of the Company's Common Stock to Gregory F. Boron in exchange for 14 shares of common stock of the predecessor held by Mr. Boron pursuant to a merger agreement and in reliance upon the exemption from registration under section 4(2) of the Securities Act.

    (3) In December 1996, pursuant to a Preferred Stock Purchase Agreement, the Company sold an aggregate of 4,666,664 shares of the Company's Convertible Participating Preferred Stock for an aggregate purchase price of $12,500,000 to Advent VII L.P., Advent Atlantic and Pacific III L.P., TA Venture Investors Limited Partnership and four other accredited investors, in reliance upon the exemption from registration under Regulation D of the Securities Act.

    (4) In December 1996, pursuant to the Company's 1996 Stock Plan, the Company granted an aggregate of 666,666 shares of the Company's restricted Class A Common Stock at a price of approximately $0.43 per share for an aggregate purchase price of $285,500 and the Company granted an aggregate of 400,000 shares of the Company's Common Stock at a price of approximately $0.43 per share for an aggregate purchase price of $171,000 to four employees in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (5) In January 1997, pursuant to the Company's 1996 Stock Plan, the Company granted 96,992 shares of the Company's restricted Class A Common Stock at a price of approximately $0.43 per share for an aggregate purchase price of $41,468 to employees and granted 6,665 shares of the Company's Common Stock at a price of approximately $0.43 per share for an aggregate purchase price of $2,850 to consultants of the Company in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (6) In February 1997, pursuant to the Company's 1996 Stock Plan, the Company granted 10,000 shares of the Company's restricted Class A Common Stock at a price of approximately $0.43 per share for an aggregate purchase price of $4,275 to an employee in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (7) In March 1997, pursuant to the Company's 1996 Stock Plan, the Company granted options to purchase 16,666 shares of the Company's restricted Class A Common Stock at a price of approximately $0.43 per share for an aggregate exercise price of $7,125 to an employee in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (8) In April 1997, pursuant to the Company's 1996 Stock Plan, the Company granted 3,333 shares of the Company's Common Stock at a price of $3.00 per share to a consultant of the Company for an aggregate purchase price of $10,000 and granted 6,666 shares of the Company's restricted Class A Common Stock at a price of $3.00 per share to each of two directors of the Company for an aggregate purchase price of $20,000 each in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (9) In May 1997, pursuant to the Company's 1996 Stock Plan, the Company granted 6,666 shares of the Company's restricted Class A Common Stock at a price of $3.00 per share to a director for an aggregate purchase price of $20,000 in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (10) In June 1997, pursuant to the Company's 1996 Stock Plan, the Company granted options to purchase 262,327 shares of the Company's restricted Class A Common Stock at a price of approximately $9.45 per share for an aggregate purchase price of $2,479,050 to employees of the Company and granted 9,332 shares of the Company's Class A Common Stock at a price of approximately $.01 per share to employees of the Company for an aggregate cash purchase price of $93 in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act and the exemption from registration under Section 4(2) of the Securities Act.

    (11) In August 1997, pursuant to the Company's 1996 Stock Plan, the Company granted options to purchase 246,666 shares of the Company's restricted Class A Common Stock at a price of $12.00 per share to two employees of the Company for an aggregate cash purchase price of $1,973,328 in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act and the exemption from registration under Section 4(2) of the Securities Act.

    (12) In September 1997, pursuant to the Company's 1996 Stock Plan, the Company granted an option to purchase 40,000 shares of the Company's restricted Class A Common Stock at a price of $17.00 per share to an employee of the Company for an aggregate cash purchase price of $680,000 in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

    (13) In March 1998, pursuant to an Asset Purchase Agreement with Strategic Implications International, Inc. ("SII"), the Company issued 137,052 shares of its Common Stock to SII, along with $4,330,000, in exchange for substantially all of the assets of SII, in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   *1.1    Form of Underwriting Agreement.
    2.1    Agreement and Plan of Merger by and between the Predecessor and the
           Company. (2)
    2.2    Stock Redemption Agreement dated as of December 4, 1996 by and among the Company and Patrick G. LePore, Gregory Boron, Christopher
           Sweeney and Michael W. Foti. (2)
    2.3    Preferred Stock Purchase Agreement dated as of December 4, 1996 by and among the Company and the Investors named therein. (2)
    2.4    Stockholders' Agreement dated as of December 4, 1996, as amended, by and among the Company, the Investors (as defined), Patrick G.
           LePore, Gregory Boron, Christopher Sweeney and Michael W. Foti. (3)
    2.4(a) Consent and Second Amendment to Stockholder's Agreement, dated March
           11, 1998. (5)
    2.5    Asset Purchase Agreement by and among the Company, Strategics
           Implications International, Inc., EFAN Holdings, Inc., Christos S.
           Efessiou and Alicia A. Angelides, dated March 18, 1998. (5)
    2.6    Registration Rights Agreement by and among the Company Christos S.
           Efessiou and Alicia A. Angelides, dated March 18, 1998. (5)
    3.1    Third Amended and Restated Certificate of Incorporation. (5)
    3.2    Amended and Restated By-laws. (5)
    4.1    Specimen certificate for shares of Common Stock, $.01 par value, of the Company. (4)
    4.2    Credit Agreement with Fleet National Bank as Agent and Lender, as amended. (2)

    5.1    Opinion of Goodwin, Procter & Hoar LLP as to the validity of the securities being offered.
   10.1(a) Lease between MBM Associates and the Company. (2)
   10.1(b) Sublease between Lonza, Inc. and the Company. (2)
   10.2    Lease by and between SPENCO, Ltd. and the Company. (2)
   10.3    Deed of Lease Agreement by and between Norfolk Commerce Center
           Limited Partnership and the Company. (2)
   10.4    Employment Agreement for Patrick G. LePore. (2)
   10.5    Employment Agreement for Gregory F. Boron. (2)
   10.6    Employment Agreement for Christopher Sweeney. (2)
   10.7    Employment Agreement for Timothy J. McIntyre. (2)
   10.8    Non-Competition Agreement for Patrick G. LePore. (2)
   10.9    Non-Competition Agreement for Gregory F. Boron. (2)
   10.10   Non-Competition Agreement for Christopher Sweeney. (2)
   10.11   Employment Agreement for Martin J. Veilleux. (3)
   10.12   Boron, LePore & Associates, Inc. Amended and Restated 1996 Stock
           Option and Grant Plan. (3)
   10.13   Boron, LePore & Associates, Inc. 1997 Employee Stock Purchase Plan.
           (3)
   10.14   Form of Indemnification Agreement between the Registrant and certain directors. (2)
   10.15   Stock Purchase Agreement of Christopher Sweeney. (2)
   10.16   Restricted Stock Agreement for Patrick G. LePore. (1)
   10.17   Restricted Stock Agreement for Gregory F. Boron. (1)
   10.18   Restricted Stock Agreement for Christopher Sweeney. (1)
   10.19   Restricted Stock Agreement for Timothy J. McIntyre. (2)
   10.20   Incentive Stock Option Agreement for Timothy J. McIntyre. (1)
   10.21   Non-qualified Stock Option Agreement for Timothy J. McIntyre. (3)
   10.22   Incentive Stock Option Agreement for Martin J. Veilleux. (3)
   10.23   Incentive Stock Option Agreement for Martin J. Veilleux. (3)
   10.24   Incentive Stock Option Agreement for Brian J. Smith. (3)
   10.25   Employment Agreement for Brian J. Smith. (5)
   10.26   Side Letter Agreement with Christopher J. Sweeney. (4)
   10.27   Lease Agreement by and between Maurice M. Weill, Trustee, as
           Landlord and BLP Group Companies, as Tenant. (5)
   10.28   Incentive Stock Option Agreement for Timothy J. McIntyre.
   10.29   Incentive Stock Option Agreement for Patrick G. LePore. (5)
   16.1    Letter re: Change in Certifying Accountant. (1)
   21.1    Subsidiaries of the Registrant. (5)
   23.1    Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto).
   23.2    Consent of Arthur Andersen LLP.
   23.3    Consent of M.R. Weiser & Co. LLP.
   24.     Power of Attorney (included on the signature page hereto).

--------
(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on July 1, 1997.

(2) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on August 15, 1997.
(3) Previously filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on August 29, 1997.
(4) Previously filed as an exhibit to Amendment No. 3 to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on September 18, 1997.
(5) Previously filed as an exhibit to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1998.
*To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULES

  Schedule II--Valuation and Qualifying Accounts.

  All other schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN FAIR LAWN, NEW JERSEY, ON APRIL 23, 1998.

                                          Boron, Lepore & Associates, Inc.

                                                   /s/ Patrick G. LePore
                                          By: _________________________________
                                                     PATRICK G. LEPORE
                                                  CHAIRMAN OF THE BOARD,
                                                CHIEF EXECUTIVE OFFICER AND
                                                         PRESIDENT

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Patrick G. LePore and Gregory F. Boron such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                 DATE

        /s/ Patrick G. LePore          Chairman of the          April 23, 1998
-------------------------------------   Board, Chief
          PATRICK G. LEPORE             Executive Officer,
                                        President and
                                        Director (Principal
                                        Executive Officer)

        /s/ Gregory F. Boron           Chief Operating          April 23, 1998
-------------------------------------   Officer and
          GREGORY F. BORON              Director

       /s/ Martin J. Veilleux          Chief Financial          April 23, 1998
-------------------------------------   Officer, Secretary
         MARTIN J. VEILLEUX             and Treasurer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

       /s/ Roger Boissonneault         Director                 April 23, 1998
-------------------------------------
         ROGER BOISSONNEAULT

         /s/ Roger B. Kafker           Director                 April 23, 1998
-------------------------------------
           ROGER B. KAFKER

              SIGNATURE                  TITLE                       DATE

       /s/ Jacqueline C. Morby          Director                April 23, 1998
-------------------------------------
         JACQUELINE C. MORBY

         /s/ Joseph E. Smith            Director                April 23, 1998
-------------------------------------
           JOSEPH E. SMITH

         /s/ John A. Staley             Director                April 23, 1998
-------------------------------------
         JOHN A. STALEY, IV

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Boron, LePore & Associates, Inc.:

  We have audited in accordance with generally accepted auditing standards, the 1997 and 1996 financial statements of Boron, LePore & Associates, Inc. included on pages F-4 through F-18 of this registration statement and have issued our report thereon dated February 10, 1998. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) of this registration statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements as of December 31, 1997 and 1996 and for the years then ended and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Roseland, New Jersey
February 10, 1998

                                                                     SCHEDULE II

                        BORON, LEPORE & ASSOCIATES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                  BALANCE AT CHARGED TO
                                  BEGINNING  COSTS AND             BALANCE AT
                                   OF YEAR    EXPENSES  DEDUCTIONS END OF YEAR
                                  ---------- ---------- ---------- -----------
For the year ended December 31,
 1996............................  $      0   $300,000     $ 0      $300,000
For the year ended December 31,
 1997............................  $300,000   $100,000     $ 0      $400,000

                                 EXHIBIT INDEX

   *1.1    Form of Underwriting Agreement.
    2.1    Agreement and Plan of Merger by and between the Predecessor and the
           Company. (2)
    2.2    Stock Redemption Agreement dated as of December 4, 1996 by and among the Company and Patrick G. LePore, Gregory Boron, Christopher
           Sweeney and Michael W. Foti. (2)
    2.3    Preferred Stock Purchase Agreement dated as of December 4, 1996 by and among the Company and the Investors named therein. (2)
    2.4    Stockholders' Agreement dated as of December 4, 1996, as amended, by and among the Company, the Investors (as defined), Patrick G.
           LePore, Gregory Boron, Christopher Sweeney and Michael W. Foti. (3)
    2.4(a) Consent and Second Amendment to Stockholder's Agreement, dated March
           11, 1998. (5)
    2.5    Asset Purchase Agreement by and among the Company, Strategics
           Implications International, Inc., EFAN Holdings, Inc., Christos S.
           Efessiou and Alicia A. Angelides, dated March 18, 1998. (5)
    2.6    Registration Rights Agreement by and among the Company Christos S.
           Efessiou and Alicia A. Angelides, dated March 18, 1998. (5)
    3.1    Third Amended and Restated Certificate of Incorporation. (5)
    3.2    Amended and Restated By-laws. (5)
    4.1    Specimen certificate for shares of Common Stock, $.01 par value, of the Company. (4)
    4.2    Credit Agreement with Fleet National Bank as Agent and Lender, as amended. (2)
    5.1    Opinion of Goodwin, Procter & Hoar LLP as to the validity of the securities being offered.
   10.1(a) Lease between MBM Associates and the Company. (2)
   10.1(b) Sublease between Lonza, Inc. and the Company. (2)
   10.2    Lease by and between SPENCO, Ltd. and the Company. (2)
   10.3    Deed of Lease Agreement by and between Norfolk Commerce Center
           Limited Partnership and the Company. (2)
   10.4    Employment Agreement for Patrick G. LePore. (2)
   10.5    Employment Agreement for Gregory F. Boron. (2)
   10.6    Employment Agreement for Christopher Sweeney. (2)
   10.7    Employment Agreement for Timothy J. McIntyre. (2)
   10.8    Non-Competition Agreement for Patrick G. LePore. (2)
   10.9    Non-Competition Agreement for Gregory F. Boron. (2)
   10.10   Non-Competition Agreement for Christopher Sweeney. (2)
   10.11   Employment Agreement for Martin J. Veilleux. (3)
   10.12   Boron, LePore & Associates, Inc. Amended and Restated 1996 Stock
           Option and Grant Plan. (3)
   10.13   Boron, LePore & Associates, Inc. 1997 Employee Stock Purchase Plan.
           (3)
   10.14   Form of Indemnification Agreement between the Registrant and certain directors. (2)
   10.15   Stock Purchase Agreement of Christopher Sweeney. (2)
   10.16   Restricted Stock Agreement for Patrick G. LePore. (1)
   10.17   Restricted Stock Agreement for Gregory F. Boron. (1)
   10.18   Restricted Stock Agreement for Christopher Sweeney. (1)

   10.19 Restricted Stock Agreement for Timothy J. McIntyre. (2)
   10.20 Incentive Stock Option Agreement for Timothy J. McIntyre. (1)
   10.21 Non-qualified Stock Option Agreement for Timothy J. McIntyre. (3)
   10.22 Incentive Stock Option Agreement for Martin J. Veilleux. (3)
   10.23 Incentive Stock Option Agreement for Martin J. Veilleux. (3)
   10.24 Incentive Stock Option Agreement for Brian J. Smith. (3)
   10.25 Employment Agreement for Brian J. Smith. (5)
   10.26 Side Letter Agreement with Christopher J. Sweeney. (4)
   10.27 Lease Agreement by and between Maurice M. Weill, Trustee, as Landlord and BLP Group Companies, as Tenant. (5)
   10.28 Incentive Stock Option Agreement for Timothy J. McIntyre.
   10.29 Incentive Stock Option Agreement for Patrick G. LePore. (5)
   16.1  Letter re: Change in Certifying Accountant. (1)
   21.1  Subsidiaries of the Registrant. (5)
   23.1 Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto).
   23.2  Consent of Arthur Andersen LLP.
   23.3  Consent of M.R. Weiser & Co. LLP.
   24.   Power of Attorney (included on the signature page hereto).

--------
(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on July 1, 1997.
(2) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on August 15, 1997.
(3) Previously filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on August 29, 1997.
(4) Previously filed as an exhibit to Amendment No. 3 to the Company's Registration Statement on Form S-1 (SEC File No. 333-30573) filed with the Commission on September 18, 1997.
(5) Previously filed as an exhibit to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1998.
*  To be filed by amendment.